Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

13 May 2014

The Royal Bank of Scotland Group plc

Gogarburn

PO Box 1000

Edinburgh EH12 1HQ

Scotland

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the Group’s restructuring and new strategic plans, divestments, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), return on equity (ROE), profitability, cost:income ratios, leverage and loan:deposit ratios, funding and risk profile; discretionary coupon and dividend payments; implementation of legislation of ring-fencing and bail-in measures; sustainability targets; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; and the Group’s exposure to political risks, including the referendum on Scottish independence, credit rating risk and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: global economic and financial market conditions and other geopolitical risks, and their impact on the financial industry in general and on the Group in particular; the ability to implement strategic plans on a timely basis, or at all, including the simplification of the Group’s structure, the divestment of Citizens Financial Group and the exiting of assets in RBS Capital Resolution as well as the disposal of certain other assets and businesses as announced or required as part of the State Aid restructuring plan; the achievement of capital and costs reduction targets; ineffective management of capital or changes to capital adequacy or liquidity requirements; organisational restructuring in response to legislation and regulation in the United Kingdom (UK), the European Union (EU) and the United States (US); the implementation of key legislation and regulation including the UK Financial Services (Banking Reform Act) 2013 and the proposed EU Recovery and Resolution Directive; the ability to access sufficient sources of capital, liquidity and funding when required; deteriorations in borrower and counterparty credit quality; litigation, government and regulatory investigations including investigations relating to the setting of LIBOR and other interest rates and foreign exchange trading and rate setting activities; costs or exposures borne by the Group arising out of the origination or sale of mortgages or mortgage-backed securities in the US; the extent of future write-downs and impairment charges caused by depressed asset valuations; the value and effectiveness of any credit protection purchased by the Group; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of the Group; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; the ability of the Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of the Group’s operations) in the UK, the US and other countries in which the Group operates or a change in UK Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; impairments of goodwill; pension fund shortfalls; general operational risks; HM Treasury exercising influence over the operations of the Group; reputational risk; the conversion of the B Shares in accordance with their terms; limitations on, or additional requirements imposed on, the Group’s activities as a result of HM Treasury’s investment in the Group; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Presentation of information

Non-GAAP financial information

The directors manage the Group’s performance by class of business, before certain reconciling items, as is presented in the segmental analysis in Appendix 1 (the “managed basis”). Discussion of the Group’s performance focuses on the managed basis as the Group believes that such measures allow a more meaningful analysis of the Group’s financial condition and the results of its operations. These measures are non-GAAP financial measures. A body of generally accepted accounting principles such as IFRS is commonly referred to as ‘GAAP’. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Reconciliations of these non-GAAP measures are presented throughout this document or in the segmental analysis in Appendix 1. These non-GAAP financial measures are not a substitute for GAAP measures. Furthermore, RBS has divided its operations into “Group excluding RBS Capital Resolution (RCR)” for Q1 2014 and for prior periods “Group excluding Non-Core”. Certain measures disclosed in this document for Group excluding RCR/Non-Core operations and used by RBS management are non-GAAP financial measures as they represent a combination of all reportable segments with the exception of RCR/Non-Core. This is a non-GAAP financial measure. Furthermore, RBS has presented certain measures “excluding RBS Capital resolution (RCR)” which are deemed non-GAAP measures. Lastly, the fully loaded Basel III ratio and further metrics included  throughout this document represent non-GAAP financial measures given they are metrics that are not yet required to be disclosed by a government, governmental authority or self-regulatory organisation.

Revisions

Revised allocation of Business Services costs

In the first quarter of 2014, the Group reclassified certain costs between direct and indirect expenses for all divisions. Comparatives have been restated accordingly; the revision did not affect total expenses or operating profit before tax.

Non-Core

Non-Core was dissolved on 31 December 2013.

RBS Capital Resolution

RBS Capital Resolution (RCR) was established on 1 January 2014 by the transfer of capital intensive and higher risk assets from existing divisions. No business lines moved to RCR and prior period segmental reporting has not been restated. The results of RCR have been reported separately for the first time in Q1 2014.

Recent developments

Board change

Further to the appointment of Ewen Stevenson as an Executive Director and Chief Financial Officer with effect from 19 May 2014, RBS confirmed on 2 May 2014 that Nathan Bostock will cease to be Group Finance Director on 19 May 2014 and will step down from the Board on 28 May 2014.

Allotment and issue of new ordinary shares

On 9 May 2014, 32,751,577 new ordinary shares in the company were allotted and issued at a subscription price of 305.3288 pence per share, the gross proceeds being £100 million. The shares being issued are for the purposes of partly neutralising the impact of 2014 coupon payments on discretionary hybrid capital from a Core Tier 1 capital perspective. The new ordinary shares have been credited as fully paid and rank pari passu in all respects with the existing ordinary shares of the company.

Shareholder litigation

As previously disclosed, claims were issued in the High Court of Justice of England and Wales alleging that untrue and misleading statements and/or improper omissions were made in connection with the rights issue announced by the Group on 22 April 2008. These claims were consolidated by the Court via a Group Litigation Order. On 29 April 2014 a fourth High Court claim was issued against the Group under the Group Litigation Order.

Complex Systems

As previously disclosed, RBS N.V. is a defendant in an action pending in the United States District Court for the Southern District of New York filed by Complex Systems, Inc (CSI). The plaintiff alleges that RBS N.V. has since late 2007 been using the plaintiff's back-office trade finance processing software without a valid licence, in violation of the US Copyright Act, and the Court granted summary judgment to CSI on the issue of liability on 17 October 2013. On 9 May 2014, the Court issued an injunction that requires RBS N.V. to cease using the disputed software to process new transactions within 60 days and to stop using the software altogether within one year. RBS N.V. is seeking a stay of the injunction pending an appeal to the United States Court of Appeals for the Second Circuit.

Citizens IPO

Citizens Financial Group Inc, the Group’s US banking subsidiary, announced on 12 May that it had filed an S-1 registration statement with the Securities and Exchange Commission in the United States to undertake a partial initial public offering of its shares.

The submission of this registration statement is in line with the Group’s announced plans to launch an IPO of Citizens by Q4 2014 and to fully divest the business by the end of 2016 as part of the Group’s Capital Plan and in line with the Group’s commitments to the European Commission made in connection with the State Aid Amendment Decision of 9 April 2014.

Condensed consolidated income statement

for the quarter ended 31 March 2014

	Quarter ended
	31 March	31 December	31 March
	2014	2013	2013
	£m	£m	£m

Interest receivable	3,800	3,973	4,279
Interest payable	(1,105)	(1,209)	(1,609)

Net interest income	2,695	2,764	2,670

Fees and commissions receivable	1,291	1,370	1,316
Fees and commissions payable	(236)	(244)	(210)
Income from trading activities	952	177	1,115
Gain/(loss) on redemption of own debt	20	(29)	(51)
Other operating income	691	31	612

Non-interest income	2,718	1,305	2,782

Total income	5,413	4,069	5,452

Staff costs	(1,691)	(1,541)	(1,887)
Premises and equipment	(653)	(700)	(556)
Other administrative expenses	(711)	(3,960)	(763)
Depreciation and amortisation	(272)	(336)	(387)
Write-down of goodwill and other intangible assets	(82)	(1,403)	-

Operating expenses	(3,409)	(7,940)	(3,593)

Profit/(loss) before impairment losses	2,004	(3,871)	1,859
Impairment losses	(362)	(5,112)	(1,033)

Operating profit/(loss) before tax	1,642	(8,983)	826
Tax (charge)/credit	(362)	377	(350)

Profit/(loss) from continuing operations	1,280	(8,606)	476
Profit from discontinued operations, net of tax	9	15	129

Profit/(loss) for the period	1,289	(8,591)	605
Non-controlling interests	(19)	3	(131)
Preference share and other dividends	(75)	(114)	(81)

Profit/(loss) attributable to ordinary and B shareholders	1,195	(8,702)	393

Earnings per ordinary and equivalent B share (Note 8)
Loss per ordinary and equivalent B share from continuing operations
- basic and diluted (1)	-	(77.3p)	-

Loss per ordinary and equivalent B share from continuing and discontinued operations
- basic and diluted (1)	-	(77.3p)	-

Adjusted earnings/(loss) per ordinary and equivalent B share from continuing
operations	9.4p	(45.2p)	2.8p

Note:

(1)	Earnings per ordinary and equivalent B share for the quarter ending 31 March 2013 has been restated to reflect the terms of the dividend access share (see Note 8).

Highlights

RBS reports a pre-tax profit of £1,642 million for Q1 2014, up from £826 million in Q1 2013

Operating profit, on a managed basis, for the quarter was £1,501 million, up from £747 million in Q1 2013:

●

Operating profit in the retail and commercial banking businesses(1) was up 36% to £1,373 million, driven by good cost control and improving impairment trends, particularly in UK Corporate and Ulster Bank.

●	Markets operating profit was up 14% to £318 million, with costs down 15%.
●	RBS Capital Resolution (RCR) reduced RWA equivalents(2) by £14 billion during Q1 2014 to £51 billion, with lower than expected operating losses of £114 million.

RBS has made good progress towards the implementation of its new three segment business structure and will be reporting on this basis from Q2 2014 onwards.

With a Common Equity Tier 1 ratio of 9.4%(3) at 31 March 2014, RBS remains on track to achieve its capital targets.

“Just over two months ago, I set out our plan for making RBS the most trusted bank in the UK. Today’s results show that in steady state, RBS will be a bank that does a great job for customers while delivering good returns for our shareholders. But we still have a lot of work to do and plenty of issues from the past to reckon with. Everyone at RBS is focused squarely on doing everything we can to earn the trust of our customers and in the process change the banking sector for the benefit of the UK.”

Ross McEwan, Chief Executive

Key points

Q1 2014 operating performance

●

Total income was down 1% compared with Q1 2013 at £5,413 million. On a managed basis income was down 2% compared with Q1 2013 at £5,053 million, with deposit repricing and a modest revival in lending volumes during the quarter leading to improvements in UK Retail and UK Corporate. Markets income was seasonally stronger than in Q4 2013 but lower than in Q1 2013, reflecting its smaller balance sheet and reduced risk levels. A gain of £191 million was recorded on the disposal of the Group’s remaining interest in Direct Line Insurance Group and an own credit adjustment representing a credit of £139 million in Q1 2014.

●

Expenses were 5% lower than in Q1 2013 at £3,409 million. On a managed basis expenses were 6% lower than in Q1 2013 at £3,190 million, with Markets down 15% and other banking businesses down 3%. Incremental cost savings have been delivered principally from tactical cost control initiatives. The benefits from strategic cost reduction initiatives will feed through in later quarters.

●

Impairments were down £671 million from Q1 2013, with significant improvements in Ulster Bank, down 80% and UK Corporate, down 66%. Impairments in RCR totalled £108 million in Q1 2014 whereas Non-Core totalled £433 million in Q1 2013. The quarter benefited from no meaningful single name impairments.

●	Risk elements in lending decreased by £2.0 billion to £37.4 billion, as a percentage of loans represented 9.0% (31 December 2013 - 9.4%).
●

Operating profit before tax totalled £1,642 million, up from £826 million in Q1 2013. On a managed basis operating profit totalled £1,501 million, up from £747 million in Q1 2013, driven by stronger business performance in UK Retail and UK Corporate, together with the turnaround at Ulster Bank, which reported its first quarterly operating profit since 2009.

●	Q1 2014 benefited from c.£200 million of Treasury AFS gains and a £191 million profit on the sale of the remaining stake in DLG.
●	Profit attributable to shareholders was £1,195 million, compared with £393 million in Q1 2013 and a loss of £8,702 million in Q4 2013.

Highlights

Balance sheet

●

Funded assets were £130 billion lower than in Q1 2013 at £746 billion, principally driven by the reshaping of the Markets balance sheet. Compared with Q4 2013, funded assets were up £7 billion, reflecting a limited pick-up in client driven trading activity in Markets and stronger lending volumes, particularly in UK mortgages.

○

Gross new mortgage lending in Q1 2014 was £4.4 billion in UK Retail, a market share of 9.5%, including more than 4,700 approvals assisting young people and families to buy their first home through the Government’s Help to Buy scheme. Net new lending of £1.2 billion took the UK Retail mortgage portfolio to more than £100 billion for the first time.

	○	Modest growth resumed in the UK Corporate loan book. SMEs drew down £2.4 billion of new term lending in Q1 2014, up 23% from Q1 2013, with net term lending to trading SMEs turning positive.
	○	Total net lending flows reported within the scope of the Funding for Lending Scheme (FLS) were plus £63 million in Q1 2014. The FLS no longer includes household lending flows.
●	RWAs on an end-point CRR basis, were down £73 billion from Q1 2013, with approximately a third of the reduction in Markets, principally reflecting the strategic repositioning of this business.

●

The Common Equity Tier 1 (CET1) ratio was 9.4%(3) at 31 March 2014, compared with 8.6% at the end of 2013. RBS remains well on track to achieve its target CET1 ratio of 11% by the end of 2015 and 12% or above by the end of 2016.

●	RCR reduced RWA equivalents by £14 billion during Q1 2014 to £51 billion, with operating losses lower than expected at £114 million.

Building the number one bank for trust and service in the UK

●

RBS has made good progress towards developing detailed implementation plans for its new structure, built around three businesses: Personal & Business Banking, Commercial & Private Banking, and Corporate & Institutional Banking.

●

Each business is focused on delivering the customer commitments announced on 27 February 2014. In March, RBS stopped offering deals to new customers that are not available to existing customers, including 0% credit card balance transfers and teaser rates on savings accounts.

●	After placing 325 business specialists in branches in 2013, a further 40 experienced relationship managers have been allocated to serve our commercial customers, with a central focus on lending.

●	By the end of March 2014, pro-active ‘Statements of Appetite’ had been sent to more than 270,000 SME customers, offering in excess of £10 billion of new or additional funding.

Notes:

(1)	Retail and commercial banking businesses comprise the UK Retail, UK Corporate, Wealth, International Banking, Ulster Bank and US Retail & Commercial divisions.
(2)

RWA equivalent (RWAe) is an internal metric that measures the equity capital employed in divisions. RWAe converts both performing and non-performing exposures into a consistent capital measure, being the sum of the regulatory RWAs and the regulatory capital deductions, the latter converted to RWAe by applying a multiplier. The Group applies a CET1 ratio of 10%, consistent with that used for divisional return on equity measure; this results in a CRR RWAe conversion multiplier of 10.

(3)

The disclosed Common Equity Tier 1 (CET1) ratio as at 31 March 2014 is calculated using capital which is not the actual regulatory capital, as it does not allow for the initial Dividend Access Share (‘DAS’) dividend which the PRA regards as foreseeable under Article 26 of the Capital Requirements Regulation.  As set out on page 73, the Group will put a resolution to the independent shareholders at the Annual General Meeting on 25 June 2014 to approve the DAS Agreement; the initial dividend can only be paid if such approval is obtained. Adjusting for this contemplated dividend would reduce the disclosed CET1 ratio by 8 basis points; this remains at 9.4%.

Highlights

Building the number one bank for trust and service in the UK (continued)

●

Lending procedures have been changed to speed up the entire process and enable us to meet our commitment to make all but the most complex loan decisions within five days by the end of 2014. We also launched a new online loan application facility for smaller business customers in February 2014, which will be extended to larger SMEs over the course of 2014.

●

On 17 April 2014, Clifford Chance published its report into allegations concerning the Global Restructuring Group’s treatment of SMEs. The report concluded that there was no evidence to support the principal allegation. Nevertheless, further steps have been taken to rebuild our customers’ trust, including not charging default interest for the first 90 days when an SME customer defaults; improving transparency around fees charged to customers in our restructuring unit; and the wind-down of the West Register property unit.

●

Ulster Bank has maintained its investment in structures to support customers in financial difficulty, which has resulted in reductions in the number of mortgage customers more than 90 days in arrears in each of the last twelve months - a trend not seen elsewhere in the Irish market to date.

●

To improve the resilience of our IT systems, on 21 March 2014 we moved our existing single batch scheduler for NatWest, Ulster Bank Northern Ireland and Ulster Bank Republic of Ireland onto three dedicated and separate versions (RBS already runs in a separate scheduler environment). Separating the batch schedulers means that, if a problem occurs with transactions on one of these brands, it will not impact the activity taking place to support the other two, avoiding a repeat of the 2012 system outage. This forms part of a wider programme that will help us become a simpler organisation, including investment of around £750 million over a three-year period to improve the safety, security and resilience of our IT systems.

Delivering our capital plan

●	Plans for the divestment of Citizens Financial Group and Williams & Glyn continue to make progress.

●	In February 2014 RBS completed the sale of its remaining interest in Direct Line Insurance Group, raising gross proceeds of £1,113 million. A gain of £191 million was booked in Q1 2014.

●

On 9 April 2014 RBS announced that it had reached agreement with HM Treasury (HMT) to provide for the future retirement of the Dividend Access Share (DAS). If the independent shareholders of RBS approve the DAS Retirement Agreement, RBS will pay HMT an initial dividend of £320 million in 2014, with a further £1.18 billion (subject to interest if not paid before 1 January 2016) payable at the Board’s discretion, after which the DAS will lose its enhanced dividend rights and become a single B share.

Highlights

Outlook

The improvement in economic confidence has continued and modest asset growth is resuming in some segments. We expect a modest increase in the net interest margin for the remainder of the year. Markets income, in line with industry trends, is expected to be lower in the remaining quarters of the year than in Q1 2014.

RBS remains on track to deliver its target of £1 billion cost reductions in 2014. Incremental savings in the first quarter have been primarily tactical in nature, while the benefits of more strategic restructuring of the cost base will feed through later in the year. Restructuring costs are likely to be considerably higher for the remainder of the year than the rate implied by the first quarter.

While credit trends have been particularly favourable in the first quarter, for the remainder of the year impairment losses on UK and Irish portfolios, excluding RCR, are expected to continue to show some improvement over 2013.

RCR has made a good start benefiting from favourable market conditions in the first quarter. This is likely to result in RCR exceeding the 2014 target for reduction in funded assets and RWA equivalents; the overall operating loss for RCR, however, is expected to be in line with previous guidance.

The bank is making steady progress towards achieving its target CET1 ratio of 11% by the end of 2015 and 12% or above by the end of 2016. Subject to independent shareholder approval, the Group intends to pay the initial DAS dividend of £320 million to HMT in 2014; this payment was already included in the Group’s capital plans.

The ongoing conduct and regulatory investigations and litigation continue to create challenges and uncertainties for RBS, as for other banks. The timing and amounts of any further settlements or redress remain uncertain.

Analysis of results

	Quarter ended
	31 March	31 December	31 March
	2014	2013	2013
Net interest income	£m	£m	£m

Net interest income (1)	2,695	2,764	2,670

Average interest-earning assets (1)	512,079	523,743	560,091

Net interest margin
- Group	2.13%	2.09%	1.93%
- RCR	(0.08%)	n/a	n/a
- Non-Core	n/a	(0.36%)	(0.25%)

Note:

(1)	For further analysis and details refer to pages 57 and 58.

Key points

Q1 2014 compared with Q4 2013

•	Group net interest margin (NIM) increased by 4 basis points in the quarter to 2.13% due to repricing initiatives together with lower interest-earning assets.

•	Net interest income fell by £69 million reflecting the lower day count. Excluding this impact, performance was stable.

Q1 2014 compared with Q1 2013

•	Group NIM increased by 20 basis points, driven by repricing initiatives across a number of divisions.

•	Net interest income was flat with improved margins being offset by the reduced asset base.

Analysis of results

The following tables reconcile the managed basis results (a non-GAAP financial measure) to the statutory basis.

	Quarter ended
	31 March	31 December	31 March
	2014	2013	2013
Non-interest income	£m	£m	£m

Fees and commissions receivable	1,291	1,370	1,316
Fees and commissions payable	(236)	(244)	(210)
Net fees and commissions	1,055	1,126	1,106
Income from trading activities
- managed basis	856	162	1,016
- own credit adjustments*	95	15	99
- RFS Holdings minority interest	1	-	-

Statutory basis	952	177	1,115
Gain/(loss) on redemption of own debt	20	(29)	(51)
Other operating income
- managed basis	444	(115)	367
- own credit adjustments*	44	(15)	150
- Strategic disposals**	191	168	(6)
- RFS Holdings minority interest	12	(7)	101

Statutory basis	691	31	612

Total non-interest income - managed basis	2,355	1,173	2,489

Total non-interest income - statutory basis	2,718	1,305	2,782

* Own credit adjustments impact:
Income from trading activities	95	15	99
Other operating income	44	(15)	150

Own credit adjustments	139	-	249

**Strategic disposals
Gain/(loss) on sale and provision for loss on
disposal of investments in:
- Direct Line Group	191	-	-
- WorldPay	-	159	-
- Other	-	9	(6)

	191	168	(6)

Key points

Q1 2014 compared with Q4 2013

•

Non-interest income increased by £1,413 million, or 108% to £2,718 million. On a managed basis non-interest income increased by £1,182 million, or 101%, to £2,355 million. This includes income from trading activities, which increased by £694 million to £856 million driven by a limited pick-up in client driven trading activity in Rates and favourable market movements in Asset backed products within Markets. A gain on disposals of £191 million and own credit adjustments of £139 million was recorded in Q1 2014.

•

Other operating income increased to £691 million. On a managed basis other operating income increased to £444 million as a result of gains on sales of available-for-sale securities of £213 million compared with £108 million in Q4 2013, and the non-repeat of the fair value adjustments of £333 million in Q4 2013 recognised in connection with the creation of RCR. A gain of £191 million was recorded on the disposal of the Group’s remaining interest in Direct Line Insurance Group. Own credit adjustment represented a credit of £59 million as credit spreads widened modestly, compared with no movement in the prior quarter.

Analysis of results

Key points (continued)

Q1 2014 compared with Q1 2013

•

Non-interest income decreased by £64 million. On a managed basis non-interest income declined by £134 million primarily driven by de-risking in Markets. In US Retail & Commercial, fee income was affected by slower mortgage refinancing activity and lower deposit fees. This was partly offset by increased non-interest income in UK Retail and UK Corporate. Gains, of £191 million, due to the disposal of the Group’s remaining interest in Direct Line Group were partially offset by lower gains from own credit adjustments of £139 million compared with £249 million in Q1 2013.

Analysis of results

The following tables reconcile the managed basis results (a non-GAAP financial measure) to the statutory basis results.

	Quarter ended
	31 March	31 December	31 March
	2014	2013	2013
Operating expenses	£m	£m	£m

Staff expenses
- managed basis	1,647	1,539	1,821
- integration and restructuring costs	43	1	66
- RFS Holdings minority interest	1	1	-

Statutory basis	1,691	1,541	1,887
Premises and equipment
- managed basis	594	614	553
- integration and restructuring costs	59	86	3

Statutory basis	653	700	556
Other administrative expenses
- managed basis	687	785	678
- Payment Protection Insurance costs	-	465	-
- Interest Rate Hedging Products redress and related costs	-	500	50
- regulatory and legal actions	-	1,910	-
- integration and restructuring costs	25	101	36
- bank levy	-	200	-
- RFS Holdings minority interest	(1)	(1)	(1)

Statutory basis	711	3,960	763
Depreciation and amortisation
- managed basis	262	309	329
- amortisation of purchased intangible assets	7	35	41
- integration and restructuring costs	2	(8)	17
- RFS Holdings minority interest	1	-	-

Statutory basis	272	336	387

Write-down of goodwill	-	1,059	-
Write-down of other intangible assets	82	344	-

Operating expenses - managed basis	3,190	3,247	3,381

Operating expenses - statutory basis	3,409	7,940	3,593

Key points

Q1 2014 compared with Q4 2013

•

Operating expenses decreased by £4,531 million, 57% to £3,409 million primarily due to lower conduct related provisions, lower integration and restructuring costs and the write-down of goodwill in Q4 2013 not repeated in Q1 2014. No significant additional provisions for conduct-related matters were recorded during the quarter. Q4 2013 included £3,875 million of additional provisions. Lower integration and restructuring costs were driven by a reduction in Markets downsizing costs, offset by initial expenses related to the refreshed strategic plan. Q4 2013 included the write-down of goodwill of £1,059 million related to International Banking following an impairment review. On a managed basis operating expenses decreased by £57 million, 2%, to £3,190 million. The fall was consistent across most divisions, with notable declines in UK Retail (£74 million, 10%), UK Corporate (£36 million, 6%) and US Retail & Commercial (£31 million, 6%). The increase in Markets expenses (£84 million, 15%) was driven by higher staff costs, while Ulster Bank (£6 million, 4%) included the impact of the newly introduced Irish bank levy of £4 million.

•

Staff expenses were up by 10%, at £1,691 million. On a managed basis staff expenses were up by 7%, at £1,647 million, principally reflecting seasonal phasing of variable compensation accruals in Markets.

Analysis of results

Key points (continued)

Q1 2014 compared with Q1 2013

•

Operating expenses were down by £184 million, or 5%. On a managed basis operating expenses were down by £191 million, or 6%, mostly reflecting tactical cost reduction initiatives in the retail & commercial banking businesses together with the re-sizing of Markets.

•

Staff expenses declined by £196 million, or 11%. On a managed basis staff expenses declined by £174 million, or 10% driven by headcount reductions and lower variable compensation. Headcount was reduced by 6,300, of which 38% was in UK Retail and 21% in Markets.

Analysis of results

	Quarter ended
	31 March	31 December	31 March
	2014	2013	2013
Impairment losses	£m	£m	£m

Loans	360	5,131	1,036
Securities	2	(19)	(3)

Total impairment losses	362	5,112	1,033

Loan impairment losses
- individually assessed	155	4,867	646
- collectively assessed	127	443	441
- latent	78	(173)	(51)

Customer loans	360	5,137	1,036
Bank loans	-	(6)	-

Loan impairment losses	360	5,131	1,036

Group excluding RCR/Non-Core	254	1,924	599
RCR	106	n/a	n/a
Non-Core	n/a	3,207	437

Group (1)	360	5,131	1,036

Customer loan impairment charge as a % of gross loans and advances (2)
Group	0.3%	4.9%	0.9%
RCR	1.2%	n/a	n/a
Non-Core	n/a	35.3%	3.3%

Notes:

(1)	Includes £4,290 million pertaining to the creation of RCR and related strategy in Q4 2013.
(2)	Customer loan impairment charge as a percentage of gross customer loans and advances excludes reverse repurchase agreements and includes disposals groups.

Key points

Q1 2014 compared with Q4 2013

•

Loan impairment losses totalled £360 million. Excluding the increased provisions recognised in Q4 2013 in association with the creation of RCR, impairments declined by £481 million, or 57%, driven by significant improvements in UK Corporate and Ulster Bank.

•	UK Corporate saw fewer significant individual cases, while Ulster Bank credit metrics continued to improve.

•	Loan impairment losses in RCR totalled £106 million, due to favourable market conditions and no significant individual losses.

Q1 2014 compared with Q1 2013

•	Loan impairment losses declined by £676 million, or 65%, reflecting improving trends across the whole book.

•	Ulster Bank showed significant improvements in mortgage arrears while UK Corporate and International Banking saw a reduction in the number of large single name impairments.

Analysis of results

Capital and leverage ratios
	31 March 2014		31 December 2013
	Current basis	Estimated		Estimated
	(transitional	end-point	Transitional	end-point	Basel 2.5
	PRA basis)	(CRR basis)	PRA basis	(CRR basis)	basis
Capital (1)	£bn	£bn	£bn	£bn	£bn

Common Equity Tier 1 capital (2)	39.1	39.1	36.8	36.8	42.2
Tier 1	46.4	39.1	44.3	36.8	50.6
Total	59.9	47.3	58.2	45.5	63.7

RWAs by risk

Credit risk
- non-counterparty	295.2	295.2	317.9	317.9	291.1
- counterparty	41.3	41.3	39.1	39.1	22.3
Market risk	41.0	41.0	30.3	30.3	30.3
Operational risk	36.8	36.8	41.8	41.8	41.8

	414.3	414.3	429.1	429.1	385.5

Risk asset ratios	%	%	%	%	%

Common Equity Tier 1 capital (2)*	9.4	9.4	8.6	8.6	10.9
Tier 1	11.2	9.4	10.3	8.6	13.1
Total	14.5	11.4	13.6	10.6	16.5

	31 March	31 December
	2014	2013
Leverage ratios (3)%		%

CRR basis	3.7	3.5
Basel III basis	3.6	3.4
Basel Committee on Banking Supervision (BCBS) basis	3.6	3.4

* Refer to footnote 3 on page 6 for further information.

Notes:

(1)	Capital based on Capital Requirements Directive extant at 31 March 2014 (transitional PRA basis), end-point Capital Requirements Regulation (CRR) basis and 31 December 2013 on Basel 2.5 basis.
(2)	Core Tier 1 before 1 January 2014.
(3)	Refer to pages 7 and 8 of Appendix 2 for basis of preparation.

Key points

31 March 2014 compared with 31 December 2013

•	The Group’s Common Equity Tier 1 ratio, on an end-point CRR basis improved to 9.4%* from 8.6%, principally driven by retained earnings and continuing reduction in RWAs.

•

RWAs declined from £429 billion to £414 billion, primarily reflecting risk reduction in Markets, and disposal and run-off activity in RCR. The total reduction in RCR was £14 billion RWA equivalent, including the effects of capital deductions.

Analysis of results

	31 March	31 December
Balance sheet	2014	2013

Total assets	£1,024bn	£1,028bn
Derivatives	£278bn	£288bn

Funded balance sheet (1)	£746bn	£740bn
Loans and advances to customers (2)	£392bn	£393bn
Customer deposits (3)	£404bn	£418bn
Loan:deposit ratio - Group excluding RCR/Non-Core (4)	93%	89%
Loan:deposit ratio - Group (4)	97%	94%

Notes:

(1)	Funded balance sheet represents total assets less derivatives.
(2)	Excludes reverse repurchase agreements and stock borrowing, and includes disposal groups.
(3)	Excludes repurchase agreements and stock lending, and includes disposal groups.
(4)

Net of provisions, including disposal groups and excluding repurchase agreements. Excluding disposal groups, the loan:deposit ratios for Group at 31 March 2014 was 97% (31 December 2013 - 94% and 31 March 2013 - 99%).

Key points

31 March 2014 compared with 31 December 2013

•	Funded assets were up £6.6 billion, driven by a limited pick up in client driven trading activity in Markets and increased loan balances in the retail and commercial banking businesses.

•

Net loans and advances to customers remained stable at £392 billion. Adjusting for transfers to RCR and from Non-Core, underlying loan growth improved, driven by strong mortgage lending in UK Retail and increased volumes in International Banking and US Retail & Commercial, with UK Corporate returning to modest net loan growth. This was offset primarily by disposals and run-off of RCR loans.

•

Customer deposits fell by £14 billion, or 3%, to £404 billion, as the Group managed down its surplus liquidity. The customer funding surplus declined to £12 billion, while the loan:deposit ratio increased by 3 percentage points to 97%.

Analysis of results

	31 March	31 December
Funding and liquidity metrics	2014	2013

Deposits (1)	£440bn	£453bn
Deposits as a percentage of funded balance sheet	59%	61%
Short-term wholesale funding (2)	£31bn	£32bn
Wholesale funding (2)	£102bn	£108bn
Short-term wholesale funding as a percentage of funded balance sheet	4%	4%
Short-term wholesale funding as a percentage of total wholesale funding	30%	30%

Liquidity portfolio	£131bn	£146bn
Liquidity portfolio as a percentage of funded balance sheet	18%	20%
Liquidity portfolio as a percentage of short-term wholesale funding	423%	456%

Notes:

(1)	Customer and bank deposits excluding repurchase agreements and stock lending and includes disposal groups.
(2)	Excludes derivative collateral.

Key points

31 March 2014 compared with 31 December 2013

•	The bank remains highly liquid with short-term wholesale funding covered 4.2 times by its liquidity portfolio as at 31 March 2014 compared with 4.5 times as at 31 December 2013.

•	The liquidity portfolio decreased by £15 billion, mainly driven by a targeted decrease in volatile financial institution deposits.

Divisional performance

	Quarter ended
	31 March	31 December	31 March
	2014	2013	2013
	£m	£m	£m

Operating profit/(loss) by division
UK Retail	533	472	477
UK Corporate	491	(115)	358
Wealth	78	49	56
International Banking	110	60	94
Ulster Bank	17	(996)	(164)
US Retail & Commercial	144	142	189
Markets	318	39	278
Central items	(76)	(174)	(36)

	1,615	(523)	1,252
RCR	(114)	n/a	n/a
Non-Core	n/a	(3,896)	(505)

Managed basis	1,501	(4,419)	747

Reconciling items:
Own credit adjustments	139	-	249
Payment Protection Insurance costs	-	(465)	-
Interest Rate Hedging Products redress and related
costs	-	(500)	(50)
Regulatory and legal actions	-	(1,910)	-
Integration and restructuring costs	(129)	(180)	(122)
Gain/(loss) on redemption of own debt	20	(29)	(51)
Write-down of goodwill	-	(1,059)	-
Amortisation of purchased intangible assets	(7)	(35)	(41)
Strategic disposals	191	168	(6)
Bank levy	-	(200)	-
Write-down of other intangible assets	(82)	(344)	-
RFS Holdings minority interest	9	(10)	100

Statutory basis	1,642	(8,983)	826

Impairment losses/(recoveries) by division
UK Retail	59	73	80
UK Corporate	63	659	185
Wealth	(1)	21	5
International Banking	10	47	55
Ulster Bank	47	1,067	240
US Retail & Commercial	73	46	19
Markets	2	34	16
Central items	1	1	-

	254	1,948	600
RCR	108	n/a	n/a
Non-Core	n/a	3,164	433

Group impairment losses - managed and statutory (1)	362	5,112	1,033

Note:

(1)	Includes £4,290 million pertaining to the creation of RCR and related strategy in Q4 2013.

Divisional performance

	Quarter ended
	31 March	31 December	31 March
	2014	2013	2013
	%	%	%

Net interest margin by division
UK Retail	3.59	3.60	3.49
UK Corporate	3.13	3.13	3.01
Wealth	3.72	3.70	3.55
International Banking	1.55	1.54	1.74
Ulster Bank	2.36	2.10	1.85
US Retail & Commercial	2.94	2.98	2.93
RCR	(0.08)	n/a	n/a
Non-Core	n/a	(0.36)	(0.25)

Group net interest margin	2.13	2.09	1.93

	31 March	31 December
	2014	2013
	£bn	£bn

Total funded assets by division
UK Retail	118.4	117.6
UK Corporate	106.7	105.0
Wealth	21.1	21.0
International Banking	50.9	48.5
Ulster Bank	26.0	28.0
US Retail & Commercial	75.7	71.3
Markets	228.2	212.8
Central items	94.3	106.7

	721.3	710.9
RCR	24.3	n/a
Non-Core	n/a	28.0

	745.6	738.9
RFS Holdings minority interest	0.9	0.9

Group	746.5	739.8

Divisional performance

	31 March			31 March
	2014	31 December 2013		2013
	FLB3	FLB3	Basel 2.5	Basel 2.5
	£bn	£bn	£bn	£bn

Risk-weighted assets by division
UK Retail	43.9	43.9	43.9	44.5
UK Corporate	80.4	82.9	86.1	87.0
Wealth	12.0	12.0	12.0	12.5
International Banking	47.1	50.3	49.0	48.9
Ulster Bank	28.7	30.1	30.7	36.8
US Retail & Commercial	61.3	58.8	56.1	58.9
Markets	87.4	99.9	64.5	88.5
Other (primarily Group Treasury)	8.9	13.1	10.1	10.2

	369.7	391.0	352.4	387.3
RCR	40.5	n/a	n/a	n/a
Non-Core	n/a	34.2	29.2	54.6

Group before RFS Holdings minority interest	410.2	425.2	381.6	441.9
RFS Holdings minority interest	4.1	3.9	3.9	3.9

Group	414.3	429.1	385.5	445.8

Employee numbers by division (full time equivalents rounded to the nearest hundred)	31 March	31 December	31 March
	2014	2013	2013

UK Retail	23,000	23,300	25,400
UK Corporate	12,800	13,000	12,900
Wealth	4,500	4,600	4,900
International Banking	4,300	4,400	4,500
Ulster Bank	4,600	4,700	5,000
US Retail & Commercial	18,500	18,800	18,800
Markets	9,100	9,400	10,400
Group Centre	10,100	9,800	9,400

	86,900	88,000	91,300
RCR	1,100	n/a	n/a
Non-Core	n/a	1,400	2,500

	88,000	89,400	93,800
Business Services	28,600	29,000	28,900
Integration and restructuring	100	200	300

Group	116,700	118,600	123,000

UK Retail

	Quarter ended
	31 March	31 December	31 March
	2014	2013	2013
	£m	£m	£m

Income statement
Net interest income	994	1,014	965

Net fees and commissions	241	249	212
Other non-interest income	5	4	14

Non-interest income	246	253	226

Total income	1,240	1,267	1,191

Direct expenses
- staff	(165)	(166)	(172)
- other	(148)	(199)	(112)
Indirect expenses	(335)	(357)	(350)

	(648)	(722)	(634)

Profit before impairment losses	592	545	557
Impairment losses	(59)	(73)	(80)

Operating profit	533	472	477

Analysis of income by product
Personal advances	235	247	223
Personal deposits	142	116	103
Mortgages	638	665	628
Cards	198	206	209
Other	27	33	28

Total income	1,240	1,267	1,191

Analysis of impairments by sector
Mortgages	1	(13)	10
Personal	38	61	35
Cards	20	25	35

Total impairment losses	59	73	80

Loan impairment charge as % of gross customer loans and advances by sector
Mortgages	-	(0.1%)	-
Personal	1.9%	3.0%	1.6%
Cards	1.5%	1.7%	2.5%

Total	0.2%	0.3%	0.3%

UK Retail

Key metrics
	Quarter ended
	31 March	31 December	31 March
	2014	2013	2013

Performance ratios
Return on equity (1)	26.2%	25.5%	25.5%
Net interest margin	3.59%	3.60%	3.49%
Cost:income ratio	52%	57%	53%

	31 March	31 December		31 March
	2014	2013		2013
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	100.5	99.3	1%	99.1	1%
- personal	7.8	8.1	(4%)	8.6	(9%)
- cards	5.5	5.8	(5%)	5.5	-

	113.8	113.2	1%	113.2	1%
Loan impairment provisions	(1.9)	(2.1)	(10%)	(2.6)	(27%)

Net loans and advances to customers	111.9	111.1	1%	110.6	1%

Risk elements in lending	3.3	3.6	(8%)	4.4	(25%)
Provision coverage (2)	58%	59%	(100bp)	58%	-

Customer deposits
- Current accounts	33.8	32.6	4%	31.1	9%
- Savings	81.0	82.3	(2%)	79.0	3%

Total customer deposits	114.8	114.9	-	110.1	4%
Assets under management (excluding deposits)	5.5	5.8	(5%)	6.2	(11%)
Loan:deposit ratio	98%	97%	100bp	100%	(200bp)

Risk-weighted assets (3)
- Credit risk (non-counterparty)	36.2	36.1	-	36.7	(1%)
- Operational risk	7.7	7.8	(1%)	7.8	(1%)

Total risk-weighted assets	43.9	43.9	-	44.5	(1%)

Notes:

(1)

Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(3)	Divisional RWAs are based on a long-term conservative average secured mortgage probability of default methodology rather than the current lower point in time basis required for regulatory reporting.

UK Retail

Key points

Q1 2014 compared with Q4 2013

•	Operating profit increased by 13%, £61 million, driven by lower costs and impairments, with income trends remaining subdued.

•

Loans and advances to customers increased due to a £1.2 billion rise in mortgage balances, partly offset by a seasonal decline in credit card balances and personal lending and the write-off of some older defaulted unsecured debt. This also reduced the level of loan impairment provisions required.

•	Customer deposit balances were flat. However, the mix between fixed rate bonds and instant access accounts changed due to customers retaining cash in easy access accounts while market rates are low.

•

Net interest income was 2% lower mainly due to fewer days in the quarter, an impact of £22 million. Net interest margin remained flat with improvement in savings margin in line with market pricing conditions offset by a small decline in mortgage margins as new business rates remain competitive and fixed rate funding costs increased.

•	Non-interest income decreased by £7 million, or 3%, due to lower net packaged account income and seasonal impacts on transactional card income.

•	Direct costs decreased by 14% due to:

○ Direct staff costs declined due to headcount reduction of 300.
○ Direct other costs decreased due to a lower FSCS levy charge of £19 million (Q4 2013 - £40 million) and a lower conduct related provision of £15 million (Q4 2013 - £50 million).

•	Indirect costs decreased by 6% due to lower technology spend and corporate recharges from central efficiencies.

•	Impairments were 19% lower, driven by a lower level of defaults and improvements in underlying asset quality.

•

Risk elements in lending declined by £0.3 billion, 8%, as the quality of the book continued to improve and some older defaulted unsecured debt was written off. Provision coverage remains strong at 58%.

Q1 2014 compared with Q1 2013

•	Operating profit increased by £56 million, 12%, reflecting higher income combined with lower impairment losses partially offset by a slight increase in costs.

•

Net interest income increased by 3%, driven by improved savings margins due to pricing changes in line with the market and improved deposit mix towards instant access and away from fixed rate bonds. Income from higher mortgage balances was offset by lower income from unsecured lending.

•	Non-interest income increased by 9% due to higher current account-related fee income.

•

Costs were 2% higher. Staff costs were lower driven by a 9% reduction in headcount. Other costs increased due to a £23 million charge for conduct and compensation and increased marketing spend of £8 million. Indirect costs were lower with continued efficiency measures and lower corporate recharges.

•	Impairments were £21 million lower due to improved asset quality and lower default volumes.

UK Corporate

	Quarter ended
	31 March	31 December	31 March
	2014	2013	2013
	£m	£m	£m

Income statement
Net interest income	706	728	706

Net fees and commissions	312	326	321
Other non-interest income	85	75	57

Non-interest income	397	401	378

Total income	1,103	1,129	1,084

Direct expenses
- staff	(221)	(217)	(217)
- other	(93)	(134)	(103)
Indirect expenses	(235)	(234)	(221)

	(549)	(585)	(541)

Profit before impairment losses	554	544	543
Impairment losses	(63)	(659)	(185)

Operating profit	491	(115)	358

Analysis of income by business
Corporate and commercial lending	602	639	622
Asset and invoice finance	180	168	164
Corporate deposits	114	106	73
Other	207	216	225

Total income	1,103	1,129	1,084

Analysis of impairments by sector
Financial institutions	3	4	2
Hotels and restaurants	5	16	18
Housebuilding and construction	10	12	12
Manufacturing	10	20	8
Private sector education, health, social work, recreational and community services	(3)	33	25
Property	5	236	69
Wholesale and retail trade, repairs	20	15	32
Asset and invoice finance	2	21	1
Shipping	(3)	310	8
Other	14	(8)	10

Total impairment losses	63	659	185

Of which RCR related (1)	-	410	-

Note:

(1)	Attributable to the creation of RCR and related strategy in Q4 2013.

UK Corporate

	Quarter ended
	31 March	31 December	31 March
	2014	2013	2013

Loan impairment charge as % of gross customer loans and advances by sector
Financial institutions	0.2%	0.3%	0.2%
Hotels and restaurants	0.4%	1.4%	1.3%
Housebuilding and construction	1.2%	1.7%	1.5%
Manufacturing	0.9%	1.9%	0.7%
Private sector education, health, social work, recreational and community services	(0.2%)	1.6%	1.1%
Property	0.1%	4.3%	1.1%
Wholesale and retail trade, repairs	1.0%	0.7%	1.5%
Asset and invoice finance	0.1%	0.7%	-
Shipping	(0.2%)	19.1%	0.4%
Other	0.2%	(0.1%)	0.1%

Total	0.2%	2.6%	0.7%

Key metrics
	Quarter ended
	31 March	31 December	31 March
	2014	2013	2013

Performance ratios
Return on equity (1)	14.9%	(3.4%)	10.7%
Net interest margin	3.13%	3.13%	3.01%
Cost:income ratio	50%	52%	50%

Note:

(1)

Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

UK Corporate

	31 March	31 December		31 March
	2014	2013		2013
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- financial institutions	5.8	5.5	5%	5.1	14%
- hotels and restaurants	4.8	4.7	2%	5.6	(14%)
- housebuilding and construction	3.3	2.9	14%	3.1	6%
- manufacturing	4.3	4.2	2%	4.7	(9%)
- private sector education, health, social
work, recreational and community services	7.9	8.5	(7%)	8.8	(10%)
- property	21.3	22.0	(3%)	24.4	(13%)
- wholesale and retail trade, repairs	8.0	8.2	(2%)	8.6	(7%)
- asset and invoice finance	13.6	11.7	16%	11.4	19%
- shipping	6.2	6.5	(5%)	7.7	(19%)
- other	28.0	28.3	(1%)	27.4	2%

	103.2	102.5	1%	106.8	(3%)
Loan impairment provisions	(2.3)	(2.8)	(18%)	(2.4)	(4%)

Net loans and advances to customers	100.9	99.7	1%	104.4	(3%)

Total third party assets	106.7	105.0	2%	109.9	(3%)
Risk elements in lending	4.6	6.2	(26%)	5.3	(13%)
Provision coverage (1)	49%	46%.	300bp	45%	400bp

Customer deposits	121.2	124.7	(3%)	123.9	(2%)
Loan:deposit ratio	83%	80%.	300bp	84%	(100bp)

Risk-weighted assets
- Credit risk (non-counterparty)	72.0	77.7	(7%)	78.6	(8%)
- Operational risk	8.4	8.4	-	8.4	-

	80.4	86.1(2)	(7%)	87.0	(8%)

Notes:

(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(2)	On an FLB3 basis risk-weighted assets were £82.9 billion at 31 December 2013.

Key points

Q1 2014 compared with Q4 2013

•

Operating profit was £491 million for the quarter, delivering a return on equity of 14.9%. Q4 2013 included £422 million of charges relating to the creation of RCR. Excluding these, underlying operating profit improved by £184 million, primarily from lower impairments and expenses partially offset by reduced income.

•

Net interest income was down 3% due to fewer days in the quarter (£15 million), along with a decline in asset margin from the transfer of loans relating to the establishment of RCR. This was partially offset by increased income from deposit repricing.

•	Non-interest income was down 1%, primarily from lower Markets revenue share and transaction services income.

•	Total expenses were 6% lower as a result of reduced customer remediation costs, down £27 million, and the initial impacts of cost saving initiatives.

•

Impairments declined by £596 million. Excluding the increased losses incurred in Q4 2013 (£410 million) relating to the creation of RCR, underlying impairments were £186 million lower, with fewer significant individual cases in the mid-to-large corporate business.

UK Corporate

Key points (continued)

Q1 2014 compared with Q4 2013 (continued)

•

Loans and advances increased by 1%, driven by improved lending activity, particularly in relation to large corporate clients. Deposit volumes declined by 3% reflecting seasonal outflows and the rebalancing of the Bank’s liquidity position. Consequently, the loan:deposit ratio moved to 83% from 80%.

•	Risk-weighted assets on an FLB3 basis were £2.5 billion lower reflecting the net of the transfers to RCR and from Non-Core.

Q1 2014 compared with Q1 2013

•	Operating profit increased 37%, primarily reflecting lower impairment charges.

•

Net interest income was flat as repricing of both deposits and assets was offset by lower asset volumes, reduced yields on current accounts and the transfers relating to the establishment of RCR and the cessation of Non-Core.

•	Non-interest income increased by 5% due to lower derivative close-out charges and higher equity gains. These were partially offset by lower Markets revenue share and lending fees.

•	Total expenses increased by 1% as higher indirect costs were partially offset by lower customer remediation costs.

•	Impairments were down £122 million, primarily from improved trends in the SME business and fewer individual cases in the mid-to-large corporate business.

•	The loan:deposit ratio declined 100 basis points as the deposit base contracted during Q1 2014 whilst asset volumes declined 3% as repayments outpaced new lending growth during 2013.

Wealth

	Quarter ended
	31 March	31 December	31 March
	2014	2013	2013
	£m	£m	£m

Income statement
Net interest income	171	174	169

Net fees and commissions	87	85	89
Other non-interest income	16	18	15

Non-interest income	103	103	104

Total income	274	277	273

Direct expenses
- staff	(94)	(79)	(103)
- other	(30)	(43)	(23)
Indirect expenses	(73)	(85)	(86)

	(197)	(207)	(212)

Profit before impairment losses	77	70	61
Impairment recoveries/(losses)	1	(21)	(5)

Operating profit	78	49	56

Analysis of income
Private banking	229	225	224
Investments	45	52	49

Total income	274	277	273

Key metrics	Quarter ended
	31 March	31 December	31 March
	2014	2013	2013

Performance ratios
Return on equity (1)	16.9%	10.9%	12.1%
Net interest margin	3.72%	3.70%	3.55%
Cost:income ratio	72%	75%	78%

Note:

(1)

Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

Wealth

	31 March	31 December		31 March
	2014	2013		2013
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	8.7	8.7	-	8.8	(1%)
- personal	5.6	5.6	-	5.7	(2%)
- other	2.5	2.5	-	2.7	(7%)

	16.8	16.8	-	17.2	(2%)
Loan impairment provisions	(0.1)	(0.1)	-	(0.1)	-

Net loans and advances to customers	16.7	16.7	-	17.1	(2%)

Risk elements in lending	0.3	0.3	-	0.3	-
Provision coverage (1)	45%	43%	200bp	43%	200bp
Assets under management (excluding deposits)	28.5	29.7	(4%)	30.8	(7%)
Customer deposits	36.6	37.2	(2%)	39.6	(8%)

Loan:deposit ratio (excluding repos)	45%	45%	-	43%	200bp

Risk-weighted assets
- Credit risk
- non-counterparty	10.1	10.0	1%	10.4	(3%)
- Market risk	-	0.1	(100%)	0.2	(100%)
- Operational risk	1.9	1.9	-	1.9	-

	12.0	12.0	-	12.5	(4%)

Note:

(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Key points

Q1 2014 compared with Q4 2013

•	Operating profit was £29 million higher, driven by lower expenses and impairment losses.

•	Income was £3 million, 1%, lower, reflecting the impact of fewer days in the quarter.

•

Expenses were 5% lower at £197 million, primarily due to the non-recurrence of a one-off UK tax treaty charge in the International business in Q4 2013 and savings from the streamlining of the business’s property footprint.

•	Impairments decreased by £22 million, reflecting the non-recurrence of a single specific impairment in Q4 2013.

•

Client assets and liabilities were 2% lower, with the decrease in assets under management mainly driven by low margin custody asset outflows and negative market movements. Deposits were £0.6 billion lower following cyclical outflows for tax payments and repricing action in the UK. Lending remained broadly flat.

Q1 2014 compared with Q1 2013

•	Operating profit increased by £22 million, as a result of lower expenses and impairments.

•

Net interest income increased by £2 million, primarily driven by higher deposit spreads. Non-interest income fell by £1 million as a result of lower transaction and investment volumes in the International business.

•	Expenses decreased by £15 million, 7%, reflecting savings from the streamlining of the business’s property footprint, reduced headcount and the continued tight management of discretionary costs.

•	Impairments were £6 million lower.

International Banking

	Quarter ended
	31 March	31 December	31 March
	2014	2013	2013
	£m	£m	£m

Income statement
Net interest income	180	173	197
Non-interest income	248	271	285

Total income	428	444	482

Direct expenses
- staff	(109)	(114)	(125)
- other	(35)	(57)	(38)
Indirect expenses	(164)	(166)	(170)

	(308)	(337)	(333)

Profit before impairment losses	120	107	149
Impairment losses	(10)	(47)	(55)

Operating profit	110	60	94

Analysis of income by product
Cash management	173	185	187
Trade finance	76	77	70
Loan portfolio	179	182	224

Ongoing businesses	428	444	481
Run-off businesses	-	-	1

Total income	428	444	482

Analysis of impairments by sector
Manufacturing and infrastructure	-	20	40
Property and construction	-	-	(14)
Transport and storage	-	23	24
Telecommunications, media and technology	(1)	-	-
Banks and financial institutions	-	(15)	-
Other	11	19	5

Total impairment losses	10	47	55

Of which RCR related (1)	-	52	-

Loan impairment charge as % of gross customer loans and advances	0.1%	0.5%	0.5%

Note:

(1)	Pertaining to the creation of RCR and related strategy in Q4 2013.

International Banking

Key metrics	Quarter ended
	31 March	31 December	31 March
	2014	2013	2013

Performance ratios
Return on equity (1)	6.5%	3.4%	5.2%
Net interest margin	1.55%	1.54%	1.74%
Cost:income ratio	72%	76%	69%

	31 March	31 December		31 March
	2014	2013		2013
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross) (2)
- manufacturing and infrastructure	15.1	13.6	11%	16.9	(11%)
- property and construction	2.4	2.4	-	2.5	(4%)
- transport and storage	2.9	3.3	(12%)	2.8	4%
- telecommunications, media and technology	2.7	2.8	(4%)	2.6	4%
- banks and financial institutions	6.9	6.5	6%	7.9	(13%)
- other	8.6	7.4	16%	9.8	(12%)

	38.6	36.0	7%	42.5	(9%)
Loan impairment provisions	(0.1)	(0.3)	(67%)	(0.4)	(75%)

Net loans and advances to customers	38.5	35.7	8%	42.1	(9%)
Loans and advances to banks	7.9	8.0	(1%)	5.8	36%
Securities	2.2	2.4	(8%)	2.5	(12%)
Cash and eligible bills	0.2	0.3	(33%)	0.4	(50%)
Other	2.1	2.1	-	3.6	(42%)

Total third party assets (excluding derivatives
mark-to-market)	50.9	48.5	5%	54.4	(6%)
Risk elements in lending	-	0.5	(100%)	0.6	(100%)
Provision coverage (3)	-	69%	(6,900bp)	59%	(5,900bp)

Customer deposits	33.7	39.3	(14%)	47.0	(28%)
Bank deposits	5.1	6.5	(22%)	4.7	9%
Loan:deposit ratio	114%	91%	2,300bp	90%	2,400bp

Risk-weighted assets
- Credit risk (non-counterparty)	43.0	44.3	(3%)	44.2	(3%)
- Operational risk	4.1	4.7	(13%)	4.7	(13%)

	47.1	49.0(4)	(4%)	48.9	(4%)

Notes:

(1)

Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions) for the ongoing businesses.

(2)	Excludes disposal groups.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(4)	On an FLB3 basis risk-weighted assets were £50.3 billion at 31 December 2013.

International Banking

Key points

Q1 2014 compared with Q4 2013

•

Operating profit was £110 million for the quarter, delivering a return on equity of 6.5%. Q4 2013 included £52 million of impairment charges on assets now transferred to RCR. Excluding these charges, underlying operating profit was slightly down, with lower revenues offset by lower costs and impairments.

•	Income was down £16 million as low interest rates and the competitive environment continued to drive down margins in Cash management.

•	Impairments were £37 million lower, driven by increased provisions in Q4 2013 relating to the creation of RCR and its related strategy.

•	Third party assets were up 5%, driven by £0.9 billion of new business, primarily in Asia and the net of the transfers from Non-Core and to RCR.

•	Customer deposits were 14% lower, in line with a change in funding strategy.

•	Risk-weighted assets on an FLB3 basis decreased by 6%, primarily driven by the net of the transfers of assets to RCR and from Non-Core.

Q1 2014 compared with Q1 2013

•	Operating profit was up £16 million, driven by lower costs and impairments partially offset by lower income.

•	Income was £54 million lower:

○ Loan Portfolio income declined £45 million largely reflecting the reduced balance sheet.
○ Cash Management income was £14 million lower, as low interest rates and the competitive environment drove down margins.
○ Trade Finance income was up £6 million, driven by volume growth in Asia and EMEA.

•	Expenses decreased by £25 million, primarily driven by lower variable compensation.

•	Third party assets were down 6%, reflecting the netting of pooled accounts, partially offset by an increase in Trade and the net of the transfers of assets from Non-Core and to RCR.

•	Customer deposits were 28% lower in line with a change in funding strategy.

Ulster Bank

	Quarter ended
	31 March	31 December	31 March
	2014	2013	2013
	£m	£m	£m

Income statement
Net interest income	159	169	154

Net fees and commissions	32	37	34
Other non-interest income	15	1	20

Non-interest income	47	38	54

Total income	206	207	208

Direct expenses
- staff	(63)	(51)	(57)
- other	(17)	(21)	(15)
Indirect expenses	(62)	(64)	(60)

	(142)	(136)	(132)

Profit before impairment losses	64	71	76
Impairment losses	(47)	(1,067)	(240)

Operating profit/(loss)	17	(996)	(164)

Analysis of income by business
Corporate	69	69	82
Retail	90	98	89
Other	47	40	37

Total income	206	207	208

Analysis of impairments by sector
Mortgages	19	24	90
Commercial real estate
- investment	8	392	46
- development	(3)	115	14
Other corporate	17	534	75
Other lending	6	2	15

Total impairment losses	47	1,067	240

Of which RCR related (1)	-	892	-

Loan impairment charge as % of gross customer loans and advances
(excluding reverse repurchase agreements) by sector
Mortgages	0.4%	0.5%	1.8%
Commercial real estate
- investment	3.2%	46.1%	5.1%
- development	(3.0%)	65.7%	8.0%
Other corporate	1.3%	30.1%	3.8%
Other lending	2.4%	0.7%	4.6%

Total	0.7%	13.6%	2.9%

Note:

(1)	Pertaining to the creation of RCR and related strategy in Q4 2013.

Ulster Bank

Key metrics	Quarter ended
	31 March	31 December	31 March
	2014	2013	2013

Performance ratios
Return on equity (1)	2.5%	(98.1%)	(13.5%)
Net interest margin	2.36%	2.10%	1.85%
Cost:income ratio	69%	66%	63%

	31 March	31 December		31 March
	2014	2013		2013
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
Mortgages	18.8	19.0	(1%)	19.7	(5%)
Commercial real estate
- investment	1.0	3.4	(71%)	3.6	(72%)
- development	0.4	0.7	(43%)	0.7	(43%)
Other corporate	5.4	7.1	(24%)	7.8	(31%)
Other lending	1.0	1.2	(17%)	1.3	(23%)

	26.6	31.4	(15%)	33.1	(20%)
Loan impairment provisions	(3.4)	(5.4)	(37%)	(4.2)	(19%)

Net loans and advances to customers	23.2	26.0	(11%)	28.9	(20%)

Risk elements in lending
- Mortgages	3.1	3.2	(3%)	3.4	(9%)
- Commercial real estate
- investment	0.3	2.3	(87%)	1.6	(81%)
- development	0.2	0.5	(60%)	0.4	(50%)
- Other corporate	0.9	2.3	(61%)	2.4	(63%)
- Other lending	0.2	0.2	-	0.2	-

Total risk elements in lending	4.7	8.5	(45%)	8.0	(41%)
Provision coverage (2)	72%	64%	800bp	53%	1,900bp

Customer deposits	21.1	21.7	(3%)	22.7	(7%)
Loan:deposit ratio (excluding repos)	110%	120%	(1,000bp)	127%	(1,700bp)

Risk-weighted assets
- Credit risk
- non-counterparty	26.7	28.2	(5%)	34.3	(22%)
- counterparty	0.3	0.3	-	0.6	(50%)
- Market risk	0.2	0.5	(60%)	0.2	-
- Operational risk	1.5	1.7	(12%)	1.7	(12%)

	28.7	30.7	(7%)	36.8	(22%)

Spot exchange rate - €/£	1.210	1.201		1.183

Notes:

(1)

Divisional return on equity is based on divisional operating loss after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Ulster Bank

Key points

The creation of RCR resulted in additional charges of £911 million in Ulster Bank’s results in Q4 2013, and the transfer of £4.4 billion of gross assets to RCR at the start of Q1 2014. This has had a significant impact on the comparison of Q1 2014 financial performance with both Q4 2013 and Q1 2013.

Q1 2014 compared with Q4 2013

●

Ulster Bank posted an operating profit of £17 million for the quarter, compared with a loss of £996 million in Q4 2013, which included additional charges related to the creation of RCR. The return to profitability for the first time since Q1 2009 marked a key milestone for the bank reflecting improving trading conditions albeit volatility is still a feature of business performance.

●

Net interest margin increased by 26 basis points in the quarter to 2.36% reflecting the transfer of non-performing assets to RCR coupled with a continued improvement in deposit margins. Net interest income fell by £10 million due to a combination of fewer days in the quarter, the impact of assets transferred to RCR and a lower margin on the tracker mortgage book following a reduction in the European Central Bank refinancing interest rate during Q4 2013. This was partially offset by lower funding costs.

●

Non-interest income increased by £9 million to £47 million, primarily reflecting the impact of a number of one-off items totalling £10 million which depressed Q4 2013 income, including an increased provision on a counterparty swap exposure related to the creation of RCR.

●

Total expenses increased by £6 million in Q1 2014 to £142 million principally due to the charge of £4 million in respect of the new bank levy, introduced in the Republic of Ireland. Expenses in Q4 2013 were affected by a number of one-off items, including a pension service cost reduction and an accelerated depreciation charge.

●

Impairment losses fell significantly in Q1 2014 to 0.7% of gross customer loans and advances, reflecting improved credit metrics particularly within the corporate and SME portfolios. The Q4 2013 results included an increased charge of £892 million relating to the creation of RCR.

●

Ulster Bank’s loan:deposit ratio of 110% in Q1 2014 reflects the impact of the transfer of loan balances to RCR. While Retail and SME deposit balances have remained stable in the quarter, total deposit balances declined by 3% attributable to a reduction in wholesale balances.

Q1 2014 compared with Q1 2013

●	Operating results improved by £181 million, primarily reflecting a reduction in impairment losses.

●

Income has remained stable despite a reduction in net loans following the transfer of assets to RCR. Net interest margin increased by 51 basis points to 2.36% driven by deposit repricing actions and the impact of the asset transfer to RCR. Non-interest income decreased by £7 million primarily reflecting mark-to-market movements on tracker mortgage hedging swaps.

●

Expenses increased by £10 million. Savings arising from a reduction in staff numbers were more than offset by the new bank levy in the Republic of Ireland and a realignment of costs following the creation of RCR.

Ulster Bank

Key points (continued)

Q1 2014 compared with Q1 2013 (continued)

●

Impairment losses decreased by 80% with significant reductions across the mortgage, SME and corporate portfolios. This improvement not only reflects the transfer of high risk assets to RCR but also reflects the progress made in addressing legacy issues, including the implementation of strategies to help customers normalise their payments.

●

The loan:deposit ratio of 110% reflects a 20% reduction in loan balances driven by the transfer of assets to RCR coupled with the impact of customer deleveraging. Customer deposits declined by 7% with growth in Retail and SME balances outweighed by a reduction in wholesale balances.

●	Risk-weighted assets decreased by 22%, reflecting a smaller performing loan book and stabilising credit metrics.

US Retail & Commercial (£ Sterling)

	Quarter ended
	31 March	31 December	31 March
	2014	2013	2013
	£m	£m	£m

Income statement
Net interest income	488	479	471

Net fees and commissions	169	182	190
Other non-interest income	60	58	102

Non-interest income	229	240	292

Total income	717	719	763

Direct expenses
- staff	(251)	(249)	(286)
- other	(249)	(251)	(248)
Indirect expenses	-	(31)	(21)

	(500)	(531)	(555)

Profit before impairment losses	217	188	208
Impairment losses	(73)	(46)	(19)

Operating profit	144	142	189

Average exchange rate - US$/£	1.655	1.619	1.552

Analysis of income by product
Mortgages and home equity	112	100	126
Personal lending and cards	98	101	100
Retail deposits	186	187	190
Commercial lending	165	169	168
Commercial deposits	107	100	102
Other	49	62	77

Total income	717	719	763

Analysis of impairments by sector
Residential mortgages	(5)	-	2
Home equity	19	1	19
SBO home equity	21	-	-
Corporate and commercial	9	25	(24)
Other consumer	29	20	22

Total impairment losses	73	46	19

Loan impairment charge as % of gross customer loans and advances
(excluding reverse repurchase agreements) by sector
Residential mortgages	(0.3%)	-	0.1%
Home equity	0.6%	-	0.6%
SBO home equity	6.5%	-	-
Corporate and commercial	0.1%	0.4%	(0.4%)
Other consumer	1.3%	0.9%	1.0%

Total	0.5%	0.4%	0.1%

US Retail & Commercial (£ Sterling)

Key metrics	Quarter ended
	31 March	31 December	31 March
	2014	2013	2013

Performance ratios
Return on equity (1)	6.1%	6.5%	8.2%
Net interest margin	2.94%	2.98%	2.93%
Cost:income ratio	70%	74%	73%

	31 March	31 December		31 March
	2014	2013		2013
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- residential mortgages	6.2	5.8	7%	6.0	3%
- home equity	12.0	12.1	(1%)	13.8	(13%)
- SBO home equity	1.3	-	-	-	-
- corporate and commercial	24.7	24.1	2%	25.1	(2%)
- other consumer	9.0	8.6	5%	8.9	1%

	53.2	50.6	5%	53.8	(1%)
Loan impairment provisions	(0.5)	(0.3)	67%	(0.3)	67%

Net loans and advances to customers	52.7	50.3	5%	53.5	(1%)

Total third party assets	76.1	71.7	6%	77.0	(1%)
Investment securities	14.9	12.9	16%	11.9	25%
Risk elements in lending
- retail	1.1	0.9	22%	0.9	22%
- commercial	0.2	0.1	100%	0.4	(50%)

Total risk elements in lending	1.3	1.0	30%	1.3	-
Provision coverage (2)	41%	26%	1,500bp	22%	1,900bp

Customer deposits (excluding repos)	54.9	55.1	-	62.4	(12%)
Bank deposits (excluding repos)	3.4	2.0	70%	1.7	100%
Loan:deposit ratio (excluding repos)	96%	91%	500bp	86%	1,000bp

Risk-weighted assets
- Credit risk
- non-counterparty	55.4	50.7	9%	53.1	4%
- counterparty	0.8	0.5	60%	0.8	-
- Operational risk	5.1	4.9	4%	5.0	2%

	61.3	56.1	9%	58.9	4%

Spot exchange rate - US$/£	1.668	1.654		1.517

Notes:

(1)

Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Key points

●	Sterling strengthened against the US dollar, with the spot exchange rate at 31 March 2014 increasing 1% compared with 31 December 2013.

●	Performance is described in full in the US dollar-based financial statements set out on pages 39 to 42.

US Retail & Commercial (US dollar)

	Quarter ended
	31 March	31 December	31 March
	2014	2013	2013
	$m	$m	$m

Income statement
Net interest income	809	781	731

Net fees and commissions	279	298	295
Other non-interest income	99	97	158

Non-interest income	378	395	453

Total income	1,187	1,176	1,184

Direct expenses
- staff	(416)	(409)	(444)
- other	(412)	(409)	(384)
Indirect expenses	-	(50)	(34)

	(828)	(868)	(862)

Profit before impairment losses	359	308	322
Impairment losses	(121)	(75)	(30)

Operating profit	238	233	292

Analysis of income by product
Mortgages and home equity	185	164	195
Personal lending and cards	162	165	155
Retail deposits	308	306	295
Commercial lending	273	275	261
Commercial deposits	177	163	158
Other	82	103	120

Total income	1,187	1,176	1,184

Analysis of impairments by sector
Residential mortgages	(9)	1	3
Home equity	32	2	29
SBO home equity	34	-	-
Corporate and commercial	15	38	(36)
Other consumer	49	33	34
Securities	-	1	-

Total impairment losses	121	75	30

Loan impairment charge as % of gross customer loans and advances
(excluding reverse repurchase agreements) by sector
Residential mortgages	(0.3%)	-	0.1%
Home equity	0.6%	-	0.6%
SBO home equity	6.5%	-	-
Corporate and commercial	0.1%	0.4%	(0.4%)
Other consumer	1.3%	0.9%	1.0%

Total	0.5%	0.4%	0.1%

US Retail & Commercial (US dollar)

Key metrics			Quarter ended
			31 March	31 December	31 March
			2014	2013	2013

Performance ratios
Return on equity (1)			6.1%	6.5%	8.2%
Net interest margin			2.94%	2.98%	2.93%
Cost:income ratio			70%	74%	73%
	31 March	31 December		31 March
	2014	2013		2013
	$bn	$bn	Change	$bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- residential mortgages	10.3	9.6	7%	9.1	13%
- home equity	20.0	20.1	-	20.9	(4%)
- SBO home equity	2.1	-	-	-	-
- corporate and commercial	41.2	39.8	4%	38.1	8%
- other consumer	15.2	14.1	8%	13.5	13%

	88.8	83.6	6%	81.6	9%
Loan impairment provisions	(0.9)	(0.4)	125%	(0.4)	125%

Net loans and advances to customers	87.9	83.2	6%	81.2	8%

Total third party assets	126.8	118.7	7%	116.8	9%
Investment securities	24.9	21.3	17%	18.1	38%
Risk elements in lending
- retail	1.9	1.5	27%	1.4	36%
- commercial	0.3	0.2	50%	0.5	(40%)

Total risk elements in lending	2.2	1.7	29%	1.9	16%
Provision coverage (2)	41%	26%	1,500bp	22%	1,900bp

Customer deposits (excluding repos)	91.6	91.1	1%	94.6	(3%)
Bank deposits (excluding repos)	5.7	3.3	73%	2.6	119%
Loan:deposit ratio (excluding repos)	96%	91%	500bp	86%	1,000bp

Risk-weighted assets
- Credit risk
- non-counterparty	92.4	83.8	10%	80.6	15%
- counterparty	1.3	0.8	63%	1.2	8%
- Operational risk	8.5	8.2	4%	7.5	13%

	102.2	92.8	10%	89.3	14%

Notes:

(1)	Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of monthly average of divisional RWAs, adjusted for capital deductions).
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

US Retail & Commercial (US dollar)

Key points

Q1 2014 results are not directly comparable with prior periods; prior period results exclude Non-Core operations and include Group allocations. In the context of the planned disposal of RBS Citizens Financial Group, central Group costs are no longer allocated to the division.

Q1 2014 compared with Q4 2013

•

Operating profit increased by £2 million ($5 million), or 1%, to £144 million ($238 million), driven by lower expenses, partially offset by lower income and higher impairments. The Non-Core portfolio is now included on a prospective basis beginning 1 January 2014.  On a comparable basis operating profit increased by £8 million ($16 million), or 6%.

•

The operating environment and market conditions remained challenging, with intense competition for loans. The continuation of low short-term rates has limited net interest margin expansion and the rise in long-term rates reduced mortgage refinance volumes.

•

Net interest income was up 2% to £488 million ($809 million) due to a larger investment portfolio and loan growth, including the Non-Core loan transfer. Excluding Group allocations in Q4 2013, net interest income was up £17 million ($46 million), or 4%.

•	Higher rates led to investment security purchases resulting in average portfolio growth of £1.2 billion ($2.5 billion) in the quarter.

•	Average loans and advances were up 5%, driven by the £2.2 billion ($3.7 billion) Non-Core transfer, higher commercial loans and auto loans and a strategic initiative to purchase residential mortgages.

•

Non-interest income was down £11 million ($17 million), or 5% at £229 million ($378 million) reflecting lower consumer banking fees, primarily lower deposit fees. Commercial banking fee income was up, driven by strong leasing income.

•

Total expenses were down £31 million ($40 million), or 5% at £500 million ($828 million) reflecting the removal of indirect costs in Q1 2014 and incentive reversals for prior year plans partially offset by a seasonal increase in payroll taxes.

•	Impairment losses increased £27 million ($46 million) to £73 million ($121 million) for the quarter due to the Non-Core transfer.

US Retail & Commercial (US dollar)

Key points (continued)

Q1 2014 compared with Q1 2013

•	Operating profit decreased by £45 million ($54 million), or 24%, to £144 million ($238 million), driven by higher impairments partially offset by lower expenses.

•

Net interest income was up £17 million ($78 million), or 4% at £488 million ($809 million) driven by a larger investment portfolio, loan growth including the Non-Core loan transfer, the benefit of interest rate swaps and deposit pricing discipline.

•	Higher rates led to investment security purchases resulting in average portfolio growth of £2.4 billion ($5.1 billion) over the year.

•

Average loans and advances were down 3%. On a US dollar basis average loans and advances were up 7%, driven by the Non-Core transfer, commercial loan growth, auto loan growth and a strategic initiative to purchase residential mortgages and to hold more originations on the balance sheet. This was partially offset by home equity run-off.

•

Average customer deposits were down 12%, with planned run-off of high priced deposits and lower wholesale deposits partially offset by growth in checking balances. Consumer and small business checking balances both decreased 2% (grew by 4% on a US dollar basis) over the year.

•

Non-interest income was down £63 million ($75 million), or 22%, at £229 million ($378 million), reflecting lower mortgage banking fees as refinancing volumes have slowed, lower securities gains and lower deposit fees due to a change in the posting order of customer transactions. Mortgage origination activity is slowing as market rates have risen, leading to lower applications combined with lower levels of gains on sales of mortgage.

•	Total expenses were down £55 million ($34 million), or 10%, at £500 million ($828 million) largely driven by the removal of indirect costs allocated by Group in Q1 2014.

•	Impairment losses increased by £54 million ($91 million) to £73 million ($121 million) for the quarter largely due to the Non-Core transfer.

Markets

	Quarter ended
	31 March	31 December	31 March
	2014	2013	2013
	£m	£m	£m

Income statement
Net interest income	48	61	30

Net fees and commissions receivable	35	20	77
Income from trading activities	861	542	916
Other operating income	13	3	17

Non-interest income	909	565	1,010

Total income	957	626	1,040

Direct expenses
- staff	(305)	(171)	(362)
- other	(153)	(181)	(181)
Indirect expenses	(179)	(201)	(203)

	(637)	(553)	(746)

Profit before impairment losses	320	73	294
Impairment losses (1)	(2)	(34)	(16)

Operating profit	318	39	278

Of which:
Ongoing businesses (2)	306	92	254
Run-off businesses	12	(53)	24

Analysis of income by product
Rates	368	189	228
Currencies	213	214	223
Asset backed products	324	204	448
Credit markets	136	143	217

Total income ongoing businesses	1,041	750	1,116
Inter-divisional revenue share	(133)	(132)	(169)
Run-off businesses	49	8	93

Total income	957	626	1,040

Memo - Fixed income and currencies
Total income ongoing businesses	1,041	750	1,116
Less: primary credit markets	(121)	(128)	(151)

Total fixed income and currencies	920	622	965

Notes:

(1)	Includes £18 million in Q4 2013 pertaining to the creation of RCR and related strategy.
(2)	The ongoing businesses comprise the Rates, Currencies, Asset backed products and Credit markets areas.

Markets

Key metrics	Quarter ended
	31 March	31 December	31 March
	2014	2013	2013

Performance ratios
Return on equity (1)	9.4%	1.5%	7.9%
Cost:income ratio	67%	88%	72%
Compensation ratio (2)	32%	27%	35%

	31 March	31 December		31 March
	2014	2013		2013
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)	24.9	25.4	(2%)	32.0	(22%)
Loan impairment provisions	(0.1)	(0.2)	(50%)	(0.2)	(50%)

Net loans and advances to customers	24.8	25.2	(2%)	31.8	(22%)
Net loans and advances to banks	12.1	12.5	(3%)	20.1	(40%)
Reverse repos	78.1	76.2	2%	100.8	(23%)
Securities	72.8	69.8	4%	90.7	(20%)
Cash and eligible bills	20.8	20.3	2%	24.3	(14%)
Other	19.6	8.8	123%	20.3	(3%)

Total third party assets (excluding derivatives
mark-to-market)	228.2	212.8	7%	288.0	(21%)
Net derivative assets (after netting)	13.1	15.5	(15%)	21.7	(40%)

Provision coverage (3)	80%	85%	(500bp)	76%	400bp

Customer deposits (excluding repos)	19.6	21.5	(9%)	25.7	(24%)
Bank deposits (excluding repos)	24.4	23.8	3%	43.7	(44%)

Risk-weighted assets
- Credit risk
- non-counterparty	10.7	10.8	(1%)	12.4	(14%)
- counterparty	34.0	17.5	94%	32.7	4%
- Market risk	35.3	26.4	34%	33.6	5%
- Operational risk	7.4	9.8	(24%)	9.8	(24%)

	87.4	64.5(4)	36%	88.5	(1%)

Notes:

(1)

Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Compensation ratio is based on staff costs as a percentage of total income.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(4)	On an FLB3 basis risk-weighted assets were £99.9 billion at 31 December 2013.

Markets

	Quarter ended
	31 March	31 December	31 March
	2014	2013	2013
Income statement (ongoing business)	£m	£m	£m

Total income	909	619	951
Direct expenses	(428)	(327)	(501)
Indirect expenses	(172)	(180)	(200)
Impairment (losses)/recoveries	(3)	(20)	4

Operating profit	306	92	254

Performance ratios (ongoing business)

Return on equity (1)	10.5%	4.6%	9.4%
Cost:income ratio	66%	82%	74%
Compensation ratio (2)	31%	26%	35%

	31 March	31 December	31 March
	2014	2013	2013
Balance sheet (ongoing business)	£bn	£bn	£bn

Total third party assets (excluding derivatives mark-to-market)	214.9	198.8	264.7
Risk-weighted assets	73.8	52.1	69.1

Notes:

(1)

Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions), for ongoing businesses.

(2)	Compensation ratio is based on staff costs as a percentage of total income.

Key points

Q1 2014 compared with Q4 2013

•	Operating profit increased by £279 million, driven by higher trading income.

•	Rates benefited from a limited pick-up in client driven trading activity, and the gains predominantly associated with continued deleveraging and de-risking of the business.

•	Currencies performance remained steady, despite the highly competitive market environment.

•	Asset backed products benefited from positive sentiment and favourable market movements.

•	Credit markets income declined. Issuer volumes were subdued and the secondary market suffered from cautious investor sentiment.

•

Costs increased as a substantial reduction in non-staff costs, driven by the ongoing success of the division’s cost reduction programme, was more than offset by higher staff costs, which reflected increased income.

•	The 7% increase in third party assets reflected a pick-up in activity in the first quarter as clients returned to the market.

•

Risk-weighted assets increased following the introduction of CRD IV on 1 January 2014. However, excluding this impact, risk-weighted assets fell significantly, driven by a range of mitigation actions. This included £9 billion of risk-weighted assets transferred to RCR.

Markets

Key points (continued)

Q1 2014 compared with Q1 2013

•

Operating profit increased by 14% compared with the same period last year. This reflected a significant reduction in costs as headcount was reduced and discretionary expenditure tightly controlled, offset by lower income as the division refocused on core fixed income and currencies product areas.

•	Rates increased substantially (up 61%) compared to a weak Q1 2013, and was helped by gains predominantly associated with continued deleveraging and de-risking of the business.

•	Currencies income decreased slightly, reflecting a steady performance given low overall volatility and the reduction in client volumes seen throughout 2013.

•

Asset backed products benefited from the general credit market rally in Q1 2013, which was not repeated in Q1 2014. This, combined with a reduced deployment of risk-weighted assets, resulted in lower income.

•	Lower Credit income primarily reflected the de-risking of the credit trading business that took place in 2013, compared to gains from the credit asset rally in Q1 2013.

•	Costs fell by 15%, driven by headcount reductions of 1,300 and a tightly controlled approach to discretionary expenditure.

•	The strategic decision to refocus the division on core fixed income and currencies products drove the substantial reduction in third party assets, down from £288 billion to £228 billion.

•

Risk-weighted assets were £1.1 billion lower compared with 31 March 2013, despite an increase following the introduction of Basel III on 1 January 2014. The overall reduction reflected the de-risking and strategic refocusing of the Markets business and, in Q1 2014, the creation of RCR.

Central items

	Quarter ended
	31 March	31 December	31 March
	2014	2013	2013
	£m	£m	£m

Central items not allocated	(76)	(174)	(36)

Note:

(1)	Costs/charges are denoted by brackets.

Funding and operating costs have been allocated to operating divisions based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one division.

Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

Key points

Q1 2014 compared with Q4 2013

•

Central items not allocated represented a debit of £76 million compared with a debit of £174 million in Q4 2013 principally driven by lower unallocated Treasury and funding costs, including volatile items under IFRS and increased gains on the disposal of available-for-sale securities in Treasury, which were up £89 million to £203 million for Q1 2014 compared with £114 million in Q4 2013.

Q1 2014 compared with Q1 2013

•

Central items not allocated represented a debit of £76 million compared with a debit of £36 million in Q1 2013. This was principally driven by a lower share of profit on the Group’s stake in Saudi Hollandi, down from £65 million in Q1 2013 to £8 million in Q1 2014, and unallocated Treasury and funding costs which were £31 million lower compared with Q1 2013. The unallocated Treasury costs included increased gains on Treasury available-for-sale securities, which were up £97 million quarter on quarter offset by higher Treasury and funding costs, including volatile items under IFRS.

RCR

In line with its new strategic direction, RBS announced the creation of RBS Capital Resolution (‘RCR’) with effect from 1 January 2014 to separate and wind down RBS’s high capital intensive assets. RCR brings assets under common management and was established with the following principles:

●	removing risk from the balance sheet in an efficient, expedient and economic manner;
●	reducing the volatile outcomes in stressed environments; and
●	accelerating the release of capital through management and exit of the portfolio.

RCR is managed and analysed by four business pillars - Ulster Bank, Real Estate Finance, Corporate and Markets. Real Estate Finance excludes commercial real estate lending in Ulster Bank.

Quarter ended
31 March
2014
£m

Income statement
Net interest expense	(5)
Funding costs of rental assets	(3)

Net interest expense	(8)
Net fees and commissions	14
Income from trading activities (1)	16
Other operating income (1)	51

Non-interest income	81

Total income	73

Direct expenses
- staff	(38)
- other	(18)
Indirect expenses	(23)

(79)

Operating loss before impairment losses	(6)
Impairment losses (1)	(108)

Operating loss	(114)

Total income
Ulster Bank	(13)
Real Estate Finance	83
Corporate	(2)
Markets	5

Total income	73

Impairment losses
Ulster Bank	(51)
Real Estate Finance	(89)
Corporate	34
Markets	(2)

Total impairment losses	(108)

Loan impairment charge as % of gross customer loans and advances (2)
Ulster Bank	1.3%
Real Estate Finance	4.1%
Corporate	(1.5%)

Total	1.2%

Notes:

(1)	Net disposal gains of £56 million comprised £5 million losses in income from trading activities, £3 million losses in other operating income offset by £64 million gains in impairments.
(2)	Includes disposal groups.

RCR

31 March
2014
£bn

Capital and balance sheet
Loans and advances to customers (gross) (1)	34.0
Loan impairment provisions	(15.7)

Net loans and advances to customers	18.3

Debt securities	2.2
Total funded assets	24.3
Total third party assets (including derivatives)	38.8

Risk elements in lending	23.0
Provision coverage (2)	68%
Risk-weighted assets
- Credit risk
- non-counterparty	29.6
- counterparty	5.7
- Market risk	5.2

40.5

Gross loans and advances to customers (1)
Ulster Bank	15.5
Real Estate Finance	8.6
Corporate	9.1
Markets	0.8

34.0

Funded assets
Ulster Bank	4.4
Real Estate Finance	7.7
Corporate	8.6
Markets	3.6

24.3

Risk weighted assets
Ulster Bank	2.8
Real Estate Finance	11.5
Corporate	14.7
Markets	11.5

40.5

RWA equivalent (RWAe) (3)
Ulster Bank	6.7
Real Estate Finance	13.4
Corporate	17.0
Markets	13.8

50.9

Notes:

(1)	Includes disposal groups.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(3)

RWA equivalent (RWAe) is an internal metric that measures the equity capital employed in divisions. RWAe converts both performing and non-performing exposures into a consistent capital measure, being the sum of the regulatory RWAs and the regulatory capital deductions, the latter converted to RWAe by applying a multiplier. The Group applies a CET 1 ratio of 10%, consistent with that used for divisional return on equity measure; this results in an end point CRR RWAe conversion multiplier of 10.

RCR

Funded assets and RWAe
	Non-performing (1)					Performing (1)					Total
	Funded assets		RWAe		Capital	Funded assets		RWAe		Capital	Funded assets		RWAe		Capital
	Gross	Net		RWA	deducts	Gross	Net		RWA	deducts (2)	Gross	Net		RWA	deducts (3)
31 March 2014	£bn	£bn	£bn	£bn	£m	£bn	£bn	£bn	£bn	£m	£bn	£bn	£bn	£bn	£m

Ulster Bank	14.6	3.6	6.3	0.1	622	1.1	0.8	0.4	2.7	(235)	15.7	4.4	6.7	2.8	387
Real Estate Finance	5.4	2.9	2.9	0.3	260	4.9	4.8	10.5	11.2	(76)	10.3	7.7	13.4	11.5	184
Corporate	2.9	1.2	2.1	0.1	209	7.5	7.4	14.9	14.6	28	10.4	8.6	17.0	14.7	237
Markets	0.2	0.2	0.3	-	26	3.4	3.4	13.5	11.5	205	3.6	3.6	13.8	11.5	231

Total RCR	23.1	7.9	11.6	0.5	1,117	16.9	16.4	39.3	40.0	(78)	40.0	24.3	50.9	40.5	1,039

1 January 2014

Ulster Bank	14.8	3.7	7.6	0.2	738	1.4	1.1	1.3	3.1	(179)	16.2	4.8	8.9	3.3	559
Real Estate Finance	7.2	4.2	6.1	0.3	580	5.8	5.3	12.5	13.2	(75)	13.0	9.5	18.6	13.5	505
Corporate	3.3	1.7	2.9	0.2	269	8.1	8.1	18.2	16.2	208	11.4	9.8	21.1	16.4	477
Markets	0.2	0.1	0.6	-	58	4.7	4.7	15.8	13.5	233	4.9	4.8	16.4	13.5	291

Total RCR	25.5	9.7	17.2	0.7	1,645	20.0	19.2	47.8	46.0	187	45.5	28.9	65.0	46.7	1,832

Notes:

(1)	Performing assets are those with an internal asset quality band of AQ1 - 9; and non-performing assets are in AQ10 with a probability of default being 100%.
(2)	The negative capital deductions are a result of the latent loss provisions held in respect of the performing portfolio.
(3)	£960 million (31 December 2013 - £1,774 million) of capital deductions relates to expected loss less impairment provisions.

RCR

Roll forward for quarter ended 31 March 2014

			1 January				31 March
			2014	Net run-off	Disposals (a)	Impairments	2014
Funded assets			£bn	£bn	£bn	£bn	£bn

Ulster Bank			4.8	(0.1)	(0.2)	(0.1)	4.4
Real Estate Finance			9.5	(1.2)	(0.5)	(0.1)	7.7
Corporate			9.8	(0.7)	(0.5)	-	8.6
Markets			4.8	(0.5)	(0.7)	-	3.6

Total			28.9	(2.5)	(1.9)	(0.2)	24.3

		1 January			Risk	Other (c)	31 March
		2014	Net run-off	Disposals (a)	parameters (b)		2014
RWAs		£bn	£bn	£bn	£bn	£bn	£bn

Ulster Bank		3.3	(0.5)	-	-	-	2.8
Real Estate Finance		13.5	(1.6)	(0.1)	(0.3)	-	11.5
Corporate		16.4	(0.3)	(0.5)	(0.8)	(0.1)	14.7
Markets		13.5	(0.2)	(0.6)	(1.2)	-	11.5

Total		46.7	(2.6)	(1.2)	(2.3)	(0.1)	40.5

	1 January	Net run-off		Risk	Impairments	Other (c)	31 March
	2014		Disposals (a)	parameters (b)			2014
Capital deductions	£m	£m	£m	£m	£m	£m	£m

Ulster Bank	559	(2)	(14)	(135)	(17)	(4)	387
Real Estate Finance	505	(211)	(59)	31	(78)	(4)	184
Corporate	480	(71)	17	(159)	(27)	(3)	237
Markets	288	-	-	(56)	-	(1)	231

Total	1,832	(284)	(56)	(319)	(122)	(12)	1,039

	1 January	Net run-off		Risk	Impairments	Other (c)	31 March
	2014		Disposals (a)	parameters (b)			2014
RWA equivalent	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Ulster Bank	8.9	(0.5)	(0.1)	(1.4)	(0.2)	-	6.7
Real Estate Finance	18.6	(3.7)	(0.7)	-	(0.8)	-	13.4
Corporate	21.1	(1.0)	(0.3)	(2.4)	(0.3)	(0.1)	17.0
Markets	16.4	(0.2)	(0.6)	(1.7)	-	(0.1)	13.8

Total	65.0	(5.4)	(1.7)	(5.5)	(1.3)	(0.2)	50.9

Notes:

(a)	Include all aspects relating to disposal including associated removal of deductions from regulatory capital.
(b)	Reflects credit migration, the implementation of methodology changes and lower operational and market risk RWAs.
(c)	Includes fair value adjustments, and foreign exchange movements.

RCR

Gross loans and advances to customers and related impairments

	31 March 2014
	Gross
	loans and		Q1 2014
	advances to	Impairment	Impairment
	customers (1)	provisions	losses (2)
	£bn	£bn	£m

By donating division and sector

Ulster Bank
Commercial real estate
- investment	5.4	3.1	47
- development	7.1	6.2	(29)
Other corporate	3.0	2.0	33

Total Ulster Bank	15.5	11.3	51

UK Corporate
Commercial real estate
- investment	2.4	0.5	52
- development	0.7	0.3	13
Asset finance	2.5	0.4	2
Other corporate	1.6	0.5	22

Total UK Corporate	7.2	1.7	89

International Banking
Commercial real estate
- investment	5.1	1.4	34
- development	0.3	0.1	10
Asset finance	0.1	-	-
Other corporate	5.5	1.2	(47)
Other	0.2	-	(30)

Total International Banking	11.2	2.7	(33)

Other	0.1	-	1

Total	34.0	15.7	108

Notes:

(1)	Includes disposal groups.
(2)	Impairment losses include £2 million relating to other financial assets; sector analyses above include allocation of latent impairment charges.

RCR

Key points

Funded assets

•	RCR funded assets fell to £24 billion, a reduction of £5 billion, or 16%, during the quarter and an overall reduction to date of £23 billion, or 48%, since the perimeter of the division was agreed.

•	The reduction in the quarter has been achieved by a mixture of run-off, disposals and impairments and has benefited from a combination of strong liquidity in the market and asset demand.

•	The percentage mix of assets across each of the business pillars has remained broadly consistent.

Capital
•	RWA equivalent reduction of £14 billion in the quarter to £51 billion reflected disposals, run-off, methodology changes and lower operational and market risk RWAs.

•

The operating focus in the quarter was on large capital intensive positions to maximise the capital benefit. Reductions in these positions were achieved in an economic manner consistent with our asset management principles. There was disposal activity across all sectors with notable reductions in each of the RCR business pillars.

Operating performance
•	Operating loss for the quarter was £114 million. This benefited from a number of disposal gains and recoveries through good execution and pricing in the market.

•	The favourable market conditions have manifested in a higher than anticipated sale prices for assets disposed of in the quarter, resulting in disposal gains of £56 million in the quarter.

•	The net effect of the operating loss of £114 million and RWAe reduction of £14 billion(1) has resulted in net CET1 accretion of £1.3 billion in the quarter.

Funding employed

•	RCR is funded primarily by Treasury and has no material third party deposits.

•

A run off profile of 85% over three years has been assumed for RCR’s asset base with the associated funding cost being calculated from Treasury issuance maturing in line with the run down of the RCR balance sheet.

•	The net effect is a funding charge at a spread of c.200 basis points above three month LIBOR.

Note

(1)	Capital equivalent: £1.4 billion at an internal CET1 ratio of 10% (see page 49).

Condensed consolidated income statement

for the quarter ended 31 March 2014

	Quarter ended
	31 March	31 December	31 March
	2014	2013	2013
	£m	£m	£m

Interest receivable	3,800	3,973	4,279
Interest payable	(1,105)	(1,209)	(1,609)

Net interest income	2,695	2,764	2,670

Fees and commissions receivable	1,291	1,370	1,316
Fees and commissions payable	(236)	(244)	(210)
Income from trading activities	952	177	1,115
Gain/(loss) on redemption of own debt	20	(29)	(51)
Other operating income	691	31	612

Non-interest income	2,718	1,305	2,782

Total income	5,413	4,069	5,452

Staff costs	(1,691)	(1,541)	(1,887)
Premises and equipment	(653)	(700)	(556)
Other administrative expenses	(711)	(3,960)	(763)
Depreciation and amortisation	(272)	(336)	(387)
Write-down of goodwill and other intangible assets	(82)	(1,403)	-

Operating expenses	(3,409)	(7,940)	(3,593)

Profit/(loss) before impairment losses	2,004	(3,871)	1,859
Impairment losses	(362)	(5,112)	(1,033)

Operating profit/(loss) before tax	1,642	(8,983)	826
Tax (charge)/credit	(362)	377	(350)

Profit/(loss) from continuing operations	1,280	(8,606)	476
Profit from discontinued operations, net of tax	9	15	129

Profit/(loss) for the period	1,289	(8,591)	605
Non-controlling interests	(19)	3	(131)
Preference share and other dividends	(75)	(114)	(81)

Profit/(loss) attributable to ordinary and B shareholders	1,195	(8,702)	393

Earnings per ordinary and equivalent B share (Note 8)
Loss per ordinary and equivalent B share from continuing operations
- basic and diluted (1)	-	(77.3p)	-

Loss per ordinary and equivalent B share from continuing and discontinued operations
- basic and diluted (1)	-	(77.3p)	-

Adjusted earnings/(loss) per ordinary and equivalent B share from continuing
operations	9.4p	(45.2p)	2.8p

Note:

(1)	Earnings per ordinary and equivalent B share for the quarter ending 31 March 2013 has been restated to reflect the terms of the dividend access share (see Note 8).

Condensed consolidated statement of comprehensive income

for the quarter ended 31 March 2014

	Quarter ended
	31 March	31 December	31 March
	2014	2013	2013
	£m	£m	£m

Profit/(loss) for the period	1,289	(8,591)	605

Items that do not qualify for reclassification
Actuarial losses on defined benefit plans	-	446	-
Tax	-	(83)	-

	-	363	-

Items that do qualify for reclassification
Available-for-sale financial assets	264	(103)	276
Cash flow hedges	295	(667)	(34)
Currency translation	(135)	(328)	1,197
Tax	(88)	203	48

	336	(895)	1,487

Other comprehensive income/(loss) after tax	336	(532)	1,487

Total comprehensive income/(loss) for the period	1,625	(9,123)	2,092

Total comprehensive income/(loss) is attributable to:
Non-controlling interests	24	16	149
Preference shareholders	65	99	71
Paid-in equity holders	10	15	10
Ordinary and B shareholders	1,526	(9,253)	1,862

	1,625	(9,123)	2,092

Key points

•

The movement in available-for-sale financial assets during the quarter reflects unrealised gains arising on Spanish, UK and US bonds, partially offset by realised gains on high quality UK, Dutch and German sovereign bonds.

•	Cash flow hedging gains in the quarter largely result from decreases in Sterling, Euro and US dollar swap rates in the main durations of the underlying portfolio.

•	Currency translation losses during the quarter are principally due to the strengthening of Sterling against the US dollar.

Condensed consolidated balance sheet

at 31 March 2014

	31 March	31 December
	2014	2013
	£m	£m

Assets
Cash and balances at central banks	69,647	82,659
Net loans and advances to banks	28,302	27,555
Reverse repurchase agreements and stock borrowing	26,470	26,516
Loans and advances to banks	54,772	54,071
Net loans and advances to customers	390,780	390,825
Reverse repurchase agreements and stock borrowing	51,743	49,897
Loans and advances to customers	442,523	440,722
Debt securities	120,737	113,599
Equity shares	9,761	8,811
Settlement balances	16,900	5,591
Derivatives	277,294	288,039
Intangible assets	12,428	12,368
Property, plant and equipment	7,437	7,909
Deferred tax	3,289	3,478
Prepayments, accrued income and other assets	7,077	7,614
Assets of disposal groups	1,905	3,017

Total assets	1,023,770	1,027,878

Liabilities
Bank deposits	35,371	35,329
Repurchase agreements and stock lending	31,691	28,650
Deposits by banks	67,062	63,979
Customer deposits	401,276	414,396
Repurchase agreements and stock lending	57,085	56,484
Customer accounts	458,361	470,880
Debt securities in issue	61,755	67,819
Settlement balances	17,175	5,313
Short positions	37,850	28,022
Derivatives	274,506	285,526
Accruals, deferred income and other liabilities	15,336	16,017
Retirement benefit liabilities	2,829	3,210
Deferred tax	583	507
Subordinated liabilities	24,139	24,012
Liabilities of disposal groups	3,238	3,378

Total liabilities	962,834	968,663

Equity
Non-controlling interests	612	473
Owners’ equity*
Called up share capital	6,752	6,714
Reserves	53,572	52,028

Total equity	60,936	59,215

Total liabilities and equity	1,023,770	1,027,878

* Owners’ equity attributable to:
Ordinary and B shareholders	55,032	53,450
Other equity owners	5,292	5,292

	60,324	58,742

Average balance sheet

	Quarter ended
	31 March	31 December
	2014	2013
	%	%

Average yields, spreads and margins of the banking business
Gross yield on interest-earning assets of banking business	3.01	3.01
Cost of interest-bearing liabilities of banking business	(1.24)	(1.24)

Interest spread of banking business	1.77	1.77
Benefit from interest-free funds	0.36	0.32

Net interest margin of banking business	2.13	2.09

Average interest rates
The Group's base rate	0.50	0.50

London inter-bank three month offered rates
- Sterling	0.52	0.52
- Eurodollar	0.23	0.24
- Euro	0.30	0.24

Average balance sheet

	Quarter ended			Quarter ended
	31 March 2014			31 December 2013
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	72,181	89	0.50	75,338	102	0.54
Loans and advances to customers	383,857	3,518	3.72	389,323	3,656	3.73
Debt securities	56,041	193	1.40	59,082	215	1.44

Interest-earning assets
- banking business (1)	512,079	3,800	3.01	523,743	3,973	3.01
- trading business (2)	177,347			190,320

Non-interest earning assets	344,641			393,827

Total assets	1,034,067			1,107,890

Liabilities
Deposits by banks	16,884	54	1.30	20,086	88	1.74
Customer accounts	300,953	516	0.70	324,635	562	0.69
Debt securities in issue	39,778	287	2.93	43,386	294	2.69
Subordinated liabilities	22,386	212	3.84	22,149	216	3.87
Internal funding of trading business	(18,262)	36	(0.80)	(24,467)	49	(0.79)

Interest-bearing liabilities
- banking business	361,739	1,105	1.24	385,789	1,209	1.24
- trading business (2)	186,096			199,273

Non-interest-bearing liabilities
- demand deposits	80,409			73,883
- other liabilities	345,875			383,233
Owners’ equity	59,948			65,712

Total liabilities and owners’ equity	1,034,067			1,107,890

Notes:

(1)

Interest income includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans and advances to banks and loans and advances to customers.

(2)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

Condensed consolidated statement of changes in equity

for the quarter ended 31 March  2014

	Quarter ended
	31 March	31 December	31 March
	2014	2013	2013
	£m	£m	£m

Called-up share capital
At beginning of period	6,714	6,697	6,582
Ordinary shares issued	38	17	37

At end of period	6,752	6,714	6,619

Paid-in equity
At beginning and end of period	979	979	979

Share premium account
At beginning of period	24,667	24,628	24,361
Ordinary shares issued	93	39	94

At end of period	24,760	24,667	24,455

Merger reserve
At beginning and end of period	13,222	13,222	13,222

Available-for-sale reserve
At beginning of period	(308)	(252)	(346)
Unrealised gains	433	1	582
Realised gains	(218)	(122)	(164)
Tax	(5)	65	28
Recycled to profit or loss on disposal of businesses (1)	36	-	(110)

At end of period	(62)	(308)	(10)

Cash flow hedging reserve
At beginning of period	(84)	447	1,666
Amount recognised in equity	653	(271)	259
Amount transferred from equity to earnings	(358)	(396)	(293)
Tax	(70)	136	3

At end of period	141	(84)	1,635

Foreign exchange reserve
At beginning of period	3,691	4,018	3,908
Retranslation of net assets	(170)	(417)	1,386
Foreign currency gains/(losses) on hedges of net assets	32	88	(201)
Tax	(2)	2	(18)
Recycled to profit or loss on disposal of businesses	-	-	(3)

At end of period	3,551	3,691	5,072

Capital redemption reserve
At beginning and end of period	9,131	9,131	9,131

Contingent capital reserve
At beginning of period	-	(1,208)	(1,208)
Transfer to retained earnings	-	1,208	-

At end of period	-	-	(1,208)

For the notes to this table refer the following page.

Condensed consolidated statement of changes in equity

for the quarter ended 31 March  2014

	Quarter ended
	31 March	31 December	31 March
	2014	2013	2013
	£m	£m	£m

Retained earnings
At beginning of period	867	10,144	10,596
Profit/(loss) attributable to ordinary and B shareholders and other equity owners
- continuing operations	1,268	(8,592)	366
- discontinued operations	2	4	108
Equity preference dividends paid	(65)	(99)	(71)
Paid-in equity dividends paid, net of tax	(10)	(15)	(10)
Transfer of contingent capital agreement	-	(1,208)	-
Termination of contingent capital agreement	-	320	-
Actuarial losses recognised in retirement benefit schemes
- gross	-	446	-
- tax	-	(83)	-
Shares released for employee benefits	(36)	(76)	-
Share-based payments
- gross	(39)	26	(37)
- tax	(1)	-	(3)

At end of period	1,986	867	10,949

Own shares held
At beginning of period	(137)	(138)	(213)
Disposal of own shares	1	1	2

At end of period	(136)	(137)	(211)

Owners’ equity at end of period	60,324	58,742	70,633

Non-controlling interests
At beginning of period	473	462	1,770
Currency translation adjustments and other movements	3	1	15
Profit/(loss) attributable to non-controlling interests
- continuing operations	12	(14)	110
- discontinued operations	7	11	21
Dividends paid	-	(5)	-
Movements in available-for-sale securities
- unrealised (losses)/gains	(1)	(3)	9
- realised losses	3	21	-
- tax	-	-	(1)
- recycled to profit or loss on disposal of businesses (2)	-	-	(5)
Equity withdrawn and disposals	-	-	(1,387)
Equity raised	115	-	-

At end of period	612	473	532

Total equity at end of period	60,936	59,215	71,165

Total comprehensive income/(loss) recognised in the statement of changes in equity is attributable to:
Non-controlling interests	24	16	149
Preference shareholders	65	99	71
Paid-in equity holders	10	15	10
Ordinary and B shareholders	1,526	(9,253)	1,862

	1,625	(9,123)	2,092

Notes:

(1)	Net of tax - £11 million credit (Q1 2013 - £35 million charge).
(2)	Net of tax - Q1 2013 £1 million charge.

For an explanation of the movements in the available-for-sale, cash flow hedging and foreign exchange reserves refer to page 55.

Notes

1. Basis of preparation

The Group’s condensed consolidated financial statements should be read in conjunction with the 2013 annual accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

From 13 March 2013, DLG was classified as an associated undertaking and at 31 December 2013 the Group’s interest in DLG was transferred to disposal groups. The Group disposed of its remaining interest in DLG in February 2014.

Going concern

Having reviewed the Group’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the results for the quarter ended 31 March 2014 has been prepared on a going concern basis.

2. Accounting policies

There have been no significant changes to the Group’s principal accounting policies as set out on pages 369 to 381 of the 2013 Annual Report on Form 20-F. The adoption of a number of amendments to IFRSs that are effective for 2014 has not had a material effect on the Group’s results.

Critical accounting policies and key sources of estimation uncertainty

The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The judgements and assumptions that are considered to be the most important to the portrayal of the Group’s financial condition are those relating to pensions; goodwill; provisions for liabilities; deferred tax; loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgments are described on pages 378 to 381 of the Group’s 2013 20-F.

Notes

3. Analysis of income, expenses and impairment losses
	Quarter ended
	31 March	31 December	31 March
	2014	2013	2013
	£m	£m	£m

Loans and advances to customers	3,518	3,656	3,831
Loans and advances to banks	89	102	108
Debt securities	193	215	340

Interest receivable	3,800	3,973	4,279

Customer accounts	516	562	837
Deposits by banks	54	88	116
Debt securities in issue	287	294	353
Subordinated liabilities	212	216	222
Internal funding of trading businesses	36	49	81

Interest payable	1,105	1,209	1,609

Net interest income	2,695	2,764	2,670

Fees and commissions receivable
- payment services	322	368	333
- credit and debit card fees	255	265	254
- lending (credit facilities)	332	344	353
- brokerage	105	110	109
- investment management	106	131	113
- trade finance	67	74	78
- other	104	78	76

	1,291	1,370	1,316
Fees and commissions payable	(236)	(244)	(210)

Net fees and commissions	1,055	1,126	1,106

Foreign exchange	218	206	195
Interest rate	248	(54)	199
Credit	356	2	552
Own credit adjustments	95	15	99
Other	35	8	70

Income from trading activities	952	177	1,115

Gain/(loss) on redemption of own debt	20	(29)	(51)

Operating lease and other rental income	91	103	138
Own credit adjustments	44	(15)	150
Other changes in the fair value of financial assets and liabilities designated as at fair
value through profit or loss and related derivatives	20	(91)	12
Changes in fair value of investment properties	(12)	(258)	(9)
Profit on sale of securities	211	91	153
Profit/(loss) on sale of:
- property, plant and equipment	24	11	18
- subsidiaries and associated undertakings	192	171	(6)
Dividend income	13	46	14
Share of profits less losses of associated undertakings	27	43	177
Other income	81	(70)	(35)

Other operating income	691	31	612

Notes

3. Analysis of income, expenses and impairment losses (continued)
	Quarter ended
	31 March	31 December	31 March
	2014	2013	2013
	£m	£m	£m

Total non-interest income	2,718	1,305	2,782

Total income	5,413	4,069	5,452

Staff costs	(1,691)	(1,541)	(1,887)
Premises and equipment	(653)	(700)	(556)
Other (1)	(711)	(3,960)	(763)

Administrative expenses	(3,055)	(6,201)	(3,206)
Depreciation and amortisation	(272)	(336)	(387)
Write-down of goodwill	-	(1,059)	-
Write-down of other intangible assets	(82)	(344)	-

Operating expenses	(3,409)	(7,940)	(3,593)

Loan impairment losses	360	5,131	1,036
Securities impairment losses	2	(19)	(3)

Impairment losses	362	5,112	1,033

Note:

(1)

Q4 2013 includes bank levy of £200 million, Payment Protection Insurance costs of £465 million, Interest Rate Hedging Products redress and related costs of £500 million (Q1 2013 - £50 million) and regulatory and legal actions of £1,910 million.

Payment Protection Insurance (PPI)

No additional charge has been recognised for PPI in Q1 2014 (Q4 2013 - £465 million; Q1 2013 - nil). The cumulative charge in respect of PPI is £3.1 billion, of which £2.4 billion (77%) in redress and expenses had been utilised by 31 March 2014. Of the £3.1 billion cumulative charge, £2.8 billion relates to redress and £0.3 billion to administrative expenses.

	Quarter ended
	31 March	31 December	31 March
	2014	2013	2013
	£m	£m	£m

At beginning of period	926	737	895
Charge to income statement	-	465	-
Utilisations	(218)	(276)	(190)

At end of period	708	926	705

The remaining provision provides coverage for approximately ten months for redress and administrative expenses, based on the current average monthly utilisation.

Interest that will be payable on successful complaints has been included in the provision as has the estimated cost to the Group of administering the redress process. The Group expects the majority of the cash outflows associated with this provision to have occurred by the end of 2014. There are uncertainties as to the eventual cost of redress which will depend on actual complaint volumes, take up and uphold rates and average redress costs. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different than the amount provided. The Group will continue to monitor the position closely and refresh its assumptions.

Notes

3. Analysis of income, expenses and impairment losses (continued)

Interest Rate Hedging Products (IRHP) redress and related costs

Following an industry-wide review conducted in conjunction with the Financial Services Authority (now being dealt with by the Financial Conduct Authority (FCA)), the Group agreed to provide redress to customers in relation to certain interest rate hedging products sold to small and medium-sized businesses classified as retail clients under FSA rules. A cumulative charge of £1.3 billion has been recognised for redress, of which £1.0 billion relates to redress and £0.3 billion relates to administrative expenses. No additional charge has been recognised in Q1 2014 (Q4 2013 - £500 million; Q1 2013 - £50 million).

	Quarter ended
	31 March	31 December	31 March
	2014	2013	2013
	£m	£m	£m

At beginning of period	1,077	631	676
Charge to income statement	-	500	50
Utilisations	(199)	(54)	(24)

At end of period	878	1,077	702

The Group is progressing with its review of sales of IRHP and providing basic redress to all customers who are entitled to it. Customers may also be entitled to be compensated for any consequential losses they may have suffered. The Group is not able to measure reliably any liability it may have and has accordingly not made any provision. Customers will receive redress monies without having to wait for the assessment of any additional consequential loss claims which are outside the allowance for such claims included in the 8% interest on redress due.

The Group continues to monitor the level of provision given the uncertainties over the number of transactions that will qualify for redress and the nature and cost of that redress.

Regulatory and legal actions

The Group is party to certain legal proceedings and regulatory investigations and continues to co-operate with a number of regulators. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of the Group incurring a liability and to evaluate the extent to which a reliable estimate of any liability can be made. No additional charge was booked in Q1 2014 (Q4 2013 - £1,910 million; Q1 2013 - nil). The charge in Q4 2013 was primarily in respect of matters related to mortgage-backed securities and securities related litigation following recent third party litigation settlements and regulatory decisions.

Notes

4. Loan impairment provisions and REIL

Loan impairments

Operating profit/(loss) is stated after charging loan impairment losses of £360 million (Q4 2013 - £5,131 million; Q1 2013 - £1,036 million). The balance sheet loan impairment provisions decreased in the quarter ended 31 March 2014 from £25,216 million to £24,235 million and the movements thereon were:

	Quarter ended
	31 March 2014			31 December 2013			31 March 2013
	Group			Group excl.	Non-		Group excl.	Non-
	excl. RCR	RCR	Total	Non-Core	Core	Total	Non-Core	Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period (1)	8,716	16,500	25,216	10,101	11,320	21,421	10,062	11,188	21,250
Transfers to disposal groups	-	-	-	(9)	-	(9)	-	-	-
Currency translation and other
adjustments	(43)	(62)	(105)	(28)	(90)	(118)	136	266	402
Amounts written-off	(421)	(792)	(1,213)	(607)	(586)	(1,193)	(529)	(627)	(1,156)
Recoveries of amounts previously
written-off	41	11	52	38	27	65	49	16	65
Charge to income statement
- continuing operations	254	106	360	1,924	3,207	5,131	599	437	1,036
Unwind of discount
(recognised in interest income)	(31)	(44)	(75)	(42)	(39)	(81)	(51)	(52)	(103)

At end of period	8,516	15,719	24,235	11,377	13,839	25,216	10,266	11,228	21,494

Note:

(1)

As a result of the creation of RCR on 1 January 2014, £855 million of provisions were transferred from Non-Core to the original donating divisions and £16,500 million of provisions were transferred to RCR, £12,984 million from Non-Core and £3,516 million from other divisions.

Provisions at 31 March 2014 include £62 million in respect of loans and advances to banks (31 December 2013 - £63 million; 31 March 2013 - £119 million).

Risk elements in lending

Risk elements in lending (REIL) comprises impaired loans and accruing loans past due 90 days or more as to principal or interest. Impaired loans are all loans (including loans subject to forbearance) for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans. Accruing loans past due 90 days or more comprise loans past due 90 days where no impairment loss is expected and those awaiting individual assessment. A latent provision is established for the latter.

Notes

4. Loan impairment provisions and REIL (continued)

REIL decreased by £2,039 million in the quarter to £37,353 million and the movements thereon were:

	Quarter ended
	31 March 2014			31 December 2013			31 March 2013
	Group			Group excl.	Non-		Group excl.	Non-
	excl. RCR	RCR	Total	Non-Core	Core	Total	Non-Core	Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period (1)	15,276	24,116	39,392	20,551	19,815	40,366	19,766	21,374	41,140
Currency translation and	(65)	(98)	(163)	(59)	(33)	(92)	376	528	904
other adjustments
Additions	1,463	1,323	2,786	2,298	959	3,257	2,097	939	3,036
Transfers	(56)	16	(40)	(28)	(1)	(29)	89	31	120
Transfer to performing book	(103)	(3)	(106)	(106)	(27)	(133)	(41)	(33)	(74)
Repayments and disposals	(1,743)	(1,560)	(3,303)	(1,671)	(1,113)	(2,784)	(1,472)	(1,456)	(2,928)
Amounts written-off	(421)	(792)	(1,213)	(607)	(586)	(1,193)	(529)	(627)	(1,156)

At end of period	14,351	23,002	37,353	20,378	19,014	39,392	20,286	20,756	41,042

Note:

(1)

As a result of the creation of RCR on 1 January 2014, £1,328 million of REIL were transferred from Non-Core to the original donating divisions and £24,116 million of REIL were transferred to RCR, £17,686 million from Non-Core and £6,430 million from other divisions.

Provision coverage of REIL was 65% at 31 March 2014 (31 December 2013 - 64%; 31 March 2013 - 52%).

Notes

5. Tax

The actual tax (charge)/credit differs from the expected tax (charge)/credit computed by applying the standard UK corporation tax rate of 21.5% (2013 - 23.25%).

	Quarter ended
	31 March	31 December	31 March
	2014	2013	2013
	£m	£m	£m

Profit/(loss) before tax	1,642	(8,983)	826

Expected tax (charge)/credit	(353)	2,088	(192)
Losses in period where no deferred tax asset recognised	(13)	(688)	(72)
Foreign profits taxed at other rates	(57)	(44)	(88)
UK tax rate change impact	-	(116)	-
Unrecognised timing differences	4	(6)	3
Non-deductible goodwill impairment	-	(247)	-
Items not allowed for tax
- losses on disposal and write-downs	-	(15)	-
- UK bank levy	(19)	(6)	(20)
- regulatory and legal actions	-	(54)	-
- employee share schemes	(3)	10	(7)
- other disallowable items	(25)	(99)	(37)
Non-taxable items
- gain on sale of Direct Line Insurance Group	41	-	-
- gain on sale of Global Merchant Services	-	37	-
- other non-taxable items	14	56	55
Taxable foreign exchange movements	1	(11)	2
Losses brought forward and utilised	36	13	5
Reduction in carrying value of deferred tax asset in respect of losses in UK	-	(701)	-
Adjustments in respect of prior periods	12	160	1

Actual tax (charge)/credit	(362)	377	(350)

At 31 March 2014 the Group has recognised a deferred tax asset of £3,289 million (31 December 2013 - £3,478 million) and a deferred tax liability of £583 million (31 December 2013 - £507 million). These include amounts recognised in respect of UK trading losses of £2,240 million (31 December 2013 - £2,411 million). Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The Group has considered the carrying value of this asset as at 31 March 2014 and concluded that it is recoverable based on future profit projections.

6.Profit/(loss) attributable to non-controlling interests
	Quarter ended
	31 March	31 December	31 March
	2014	2013	2013
	£m	£m	£m

RBS Sempra Commodities JV	-	(2)	(2)
RFS Holdings BV Consortium Members	17	(5)	113
Direct Line Group	-	-	19
Other	2	4	1

Profit/(loss) attributable to non-controlling interests	19	(3)	131

Notes

7. Dividends
Dividends paid to preference shareholders and paid-in equity holders are as follows:

	Quarter ended
	31 March	31 December	31 March
	2014	2013	2013
	£m	£m	£m

Preference shareholders
Non-cumulative preference shares of US$0.01	65	41	71
Non-cumulative preference shares of €0.01	-	57	-
Non-cumulative preference shares of £1	-	1	-

Paid-in equity holders
Interest on securities classified as equity, net of tax	10	15	10

	75	114	81

The Group has now resumed payments on all discretionary non-equity capital instruments following the end of the European Commission ban in 2012 for RBSG and 2013 for RBS N.V. Future coupons and dividends on hybrid capital instruments will only be paid subject to, and in accordance with, the terms of the relevant instruments.

The Board has decided to continue partially neutralising the Common Equity Tier 1 impact of Group hybrid capital instruments. It is expected that £300 million of new equity will be issued during the course of 2014 to achieve this aim.

8. Earnings/(loss) per ordinary and equivalent B share
Quarter ended
31 December
2013

Earnings
Loss from continuing operations attributable to ordinary and B shareholders (£m)	(8,706)

Profit from discontinued operations attributable to ordinary and B shareholders (£m)	4

Loss attributable to ordinary and B shareholders (£m)	(8,702)

Ordinary shares outstanding during the period (millions)	6,156
Equivalent B shares in issue during the period (millions)	5,100

Weighted average number of ordinary shares and equivalent B shares outstanding during
the period (millions)	11,256

Basic loss per ordinary and equivalent B share from continuing operations	(77.3p)

When calculating earnings per share, IFRS requires profit or loss to be allocated to participating equity instruments as if all of the profit or loss for the period had been distributed. The Dividend Access Share is entitled to a dividend amounting to the greater of 7% of the aggregate issue price of B shares and 250% of the ordinary dividend rate multiplied by the number of B shares issued, less any dividends paid on the B shares and on ordinary shares issued on their conversion. Consequently, Q1 2014 and Q1 2013 earnings are allocated solely to the dividend access share and earnings per ordinary and equivalent B share are nil for these periods.

Notes

8. Earnings/(loss) per ordinary and equivalent B share (continued)

Adjusted earnings/(loss) per ordinary and equivalent B share excludes the rights of the dividend access share and has been calculated on the basis set out below:

	Quarter ended
	31 March	31 December	31 March
	2014	2013	2013

Earnings
Profit/(loss) from continuing operations attributable to ordinary and	1,193	(8,706)	285
B shareholders (£m)
Profit from discontinued operations attributable to ordinary and B shareholders (£m)	2	4	108

Profit/(loss) attributable to ordinary and B shareholders (£m)	1,195	(8,702)	393

Ordinary shares outstanding during the period (millions)	6,181	6,156	6,031
Equivalent B shares in issue during the period (millions)	5,100	5,100	5,100

Weighted average number of ordinary shares and equivalent
B shares outstanding during the period (millions)	11,281	11,256	11,131
Effect of dilutive share options and convertible securities (millions)	110	-	114

Diluted weighted average number of ordinary shares and equivalent
B shares outstanding during the period (millions)	11,391	11,256	11,245

Earnings/(loss) per ordinary and equivalent B share from continuing
operations (excluding the rights of the dividend access share)	10.6p	(77.3p)	2.6p
Own credit adjustments	(0.9p)	-	(1.8p)
Payment Protection Insurance costs	-	3.1p	-
Interest Rate Hedging Products redress and related costs	-	3.4p	0.3p
Regulatory and legal actions	-	11.1p	-
Integration and restructuring costs	0.9p	1.2p	0.9p
(Gain)/loss on redemption of own debt	(0.2p)	0.2p	0.4p
Write-down of goodwill	-	9.4p	-
Amortisation of purchased intangible assets	-	0.3p	0.3p
Strategic disposals	(1.7p)	(1.5p)	0.1p
Bank levy	-	1.8p	-
Write-down of other intangible assets	0.7p	3.1p	-

Adjusted earnings/(loss) per ordinary and equivalent B share from	9.4p	(45.2p)	2.8p
continuing operations

Notes

9. Trading valuation reserves and own credit adjustments

There have been no significant changes in the valuation methodologies in relation to valuation reserve on traded instruments or own credit adjustment (OCA) recorded on held-for-trading (HFT) and designated as at fair value through profit or loss (DFV) debt securities in issue and derivative liabilities from those discussed in the 2013 Annual Report on Form 20-F.

Valuation reserves

	31 March	31 December	31 March
	2014	2013	2013
	£m	£m	£m

Credit valuation adjustments (CVA)
- monoline insurers and credit derivative product companies (CDPC)	75	99	387
- other counterparties	1,532	1,667	2,210

	1,607	1,766	2,597

Other valuation reserves
- bid-offer	476	513	581
- funding valuation adjustment (FVA)	497	424	523
- product and deal specific	744	745	748
- other	21	8	180

	1,738	1,690	2,032

Valuation reserves	3,345	3,456	4,629

Key points

•	The decrease in CVA was primarily driven by credit spreads tightening, together with the impact of restructuring certain exposures.

•	The decrease in bid-offer reserves reflects risk reduction.

•	The increase in FVA was driven by additional funding related reserves and increased exposures due to market movements.

Notes

9. Trading valuation reserves and own credit adjustment (continued)

Own credit adjustment (OCA)

Cumulative OCA DR/(CR)				Subordinated
	Debt securities in issue			liabilities
	HFT	DFV	Total	DFV	Total	Derivatives	Total (3)
	£m	£m	£m	£m	£m	£m	£m

31 March 2014	(368)	2	(366)	261	(105)	107	2
31 December 2013	(467)	(33)	(500)	256	(244)	96	(148)
31 March 2013	(597)	148	(449)	433	(16)	325	309

Carrying values of underlying liabilities	£bn	£bn	£bn	£bn	£bn

31 March 2014	8.1	14.2	22.3	0.9	23.2
31 December 2013	8.6	15.8	24.4	0.9	25.3
31 March 2013	10.8	22.2	33.0	1.1	34.1

Key points

•	The cumulative OCA increased during the quarter due to widening of spreads and time decay.

•

Senior issued debt OCA is determined by reference to secondary debt issuance spreads. The five year spread widened to 97 basis points (31 December 2013 - 92 basis points; 31 March 2013 - 103 basis points).

•	RBS CDS spreads remained broadly flat during the quarter.

10. Contingent liabilities and commitments

	31 March 2014			31 December 2013
	Group excl.			Group excl.
	Non-RCR	RCR	Total	Non-Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	19,634	270	19,904	19,563	616	20,179
Other	6,039	236	6,275	5,893	98	5,991

	25,673	506	26,179	25,456	714	26,170

Commitments
Undrawn formal standby facilities, credit lines and other	208,550	2,482	211,032	210,766	2,280	213,046
Other	2,590	13	2,603	2,793	-	2,793

	211,140	2,495	213,635	213,559	2,280	215,839

Contingent liabilities and commitments	236,813	3,001	239,814	239,015	2,994	242,009

Additional contingent liabilities arise in the normal course of the Group’s business. It is not anticipated that any material loss will arise from these transactions.

Notes

11. Litigation, investigations and reviews

Except for the developments noted below, there have been no material changes to litigation, investigations and reviews as disclosed in the Annual Results for the year ended 31 December 2013.

Litigation

Shareholder litigation

As previously disclosed, claims were issued in the High Court of Justice of England and Wales in March and July 2013, against the Group (and in one of those claims, also against certain former individual officers and directors) alleging that untrue and misleading statements and/or improper omissions were made in connection with the rights issue announced by the Group on 22 April 2008 in breach of the Financial Services and Markets Act 2000. On 30 July 2013 these and other similar threatened claims were consolidated by the Court via a Group Litigation Order.  The Group’s defence to the claims was filed on 13 December 2013.  On 28 April 2014 a further High Court claim was issued against the Group under the Group Litigation Order.

Investigations and reviews

Card Protection Plan Limited

As previously disclosed, the Financial Conduct Authority announced on 22 August 2013 that Card Protection Plan Limited (CPP) and 13 banks and credit card issuers, including the Group, had agreed to a compensation scheme in relation to the sale of card and/or identity protection insurance to certain retail customers. The compensation scheme has now been approved by the requisite number of customers and by the High Court of England and Wales. CPP has written to affected policyholders to ask those who believe they have been mis-sold to submit their claims. Claims that have been submitted to date are currently being processed.  Save for exceptional cases, all claims must be submitted before 31 August 2014. The Group has made appropriate levels of provision based on its estimate of ultimate exposure.

Tomlinson Report

As previously disclosed, on 25 November 2013, a report by Lawrence Tomlinson, entrepreneur in residence at the UK government’s Department for Business Innovation and Skills, was published (Tomlinson Report). The Tomlinson Report was critical of the Group’s Global Restructuring Group’s treatment of SMEs. In response to the Tomlinson Report, the Bank instructed the law firm Clifford Chance to conduct an independent review of the principal allegation made in the Tomlinson Report: the Group’s Global Restructuring Group was alleged to be culpable of systematic and institutional behaviour in artificially distressing otherwise viable businesses and through that putting businesses into insolvency. Clifford Chance published its report on 17 April 2014 and concluded that there was no evidence to support the principal allegation.

The Group continues to cooperate fully with the ongoing FCA investigation.

SME banking market study

As previously disclosed, the Office of Fair Trading (OFT) announced its market study on competition in banking for SMEs in England and Wales, Scotland and Northern Ireland on 19 June 2013. Following a consultation on the scope of the market study, the OFT published an update paper on 27 September 2013 setting out its proposed scope. On 11 March 2014, the OFT set out some competition concerns on SME banking but also announced that its successor body, the Competition and Markets Authority (CMA), would continue the review. On the same day, the CMA indicated that it expected to come to a provisional decision on whether or not to refer SME banking to a more detailed phase 2 investigation by Summer 2014. The OFT also announced on 11 March 2014 that the CMA would be undertaking an update of the OFT’s 2013 review of personal current accounts. The preliminary findings of this update are expected by Summer 2014.

Notes

12. Other developments

Completion of sale of remaining interest in Direct Line Insurance Group (DLG)

The Group completed the sale of its remaining interest of 423.2 million ordinary shares in DLG on 27 February 2014 at a price of £2.63 pence per share, raising gross proceeds of £1,113 million and realising a gain of £191 million.

RBS has now sold all its ordinary shares in DLG except for 4.2 million shares held to satisfy long term incentive plan awards granted by RBS to DLG management. The sale marks the completion of RBS's EC-mandated disposal of its interest in DLG.

Dividend Access Share and revised State Aid terms

RBS announced on 9 April 2014 that it has entered into an agreement ('DAS Retirement Agreement') with Her Majesty's Treasury ('HMT') to provide for the future retirement of the Dividend Access Share ('DAS') subject to approval by the company’s independent shareholders. The DAS Retirement Agreement sets out the process for removal of the DAS - a key element of the Government's 2009 capital injection into RBS and the associated European Commission approval of the State Aid package for the bank. Among other benefits, the retirement of the DAS will in future allow the Board to state more clearly a dividend policy to existing and potential investors.

The DAS was an important factor in the EC's assessment of the State aid RBS received and was part of the basis for its approval of that support in 2009. It was therefore necessary for the proposal for the eventual retirement of the DAS to be notified to the EC by HMT and this was done by HMT.

The EC concluded that the new arrangements for the eventual retirement of the DAS did not constitute new State aid and approved the changes to RBS's restructuring plan in its State Aid Amendment Decision of 9 April 2014. In addition, this decision included two further key commitments made by HMT to the EC as follows:

●

The deadline for RBS’s divestment of the Williams & Glyn business (by Initial Public Offering (IPO), whole business sale or tendering procedure for its entire interest) has been extended. In the expected event of divestment by IPO, RBS must carry out this IPO before 31 December 2016 and complete the disposal of its entire interest in the Williams & Glyn business by 31 December 2017.

●

Citizens Financial Group, Inc. (‘Citizens’) will be disposed of by 31 December 2016, with an automatic 12 month extension if market metrics indicate that an IPO or subsequent tranches of disposal cannot be completed in an orderly fashion or at a fair value. On 1 November 2013, RBS announced that it would accelerate the divestment of Citizens with a partial IPO and that it planned to fully divest the business by the end of 2016. The obligation under the State Aid Amendment Decision to dispose of Citizens is therefore in line with RBS’s planned and publicly stated divestment timetable and already reflected in its capital and strategic planning.

RBS has entered into a Revised State Aid Commitment Deed under which it undertakes to do all acts and things necessary to ensure that HMT is able to comply with the revised State aid commitments made by HMT to the EC. HMT's obligations to the EC and RBS's commitments under the Revised State Aid Commitment Deed will remain in effect even if the DAS Retirement Agreement is not approved by independent shareholders.

Notes

12. Other developments (continued)

Board changes

On 27 February 2014, RBS announced that Philip Scott, a non-executive director, will step down from the Board by 31 October 2014.

Morten Friis was appointed as a non-executive director with effect from 10 April 2014.

Anthony Di Iorio, a non-executive director, stepped down from the Board on 26 March 2014.

On 4 April 2014, RBS announced that Ewen Stevenson had been appointed as an executive director and RBS Chief Financial Officer with effect from 19 May 2014.

Cap on variable remuneration

The fourth EU Capital Requirements Directive (CRD IV), implemented for banks in the UK by the Prudential Regulation Authority, imposes a 1:1 cap on variable remuneration in relation to salary; however with shareholder approval it is possible to award variable remuneration up to 200% of fixed pay (i.e. a 2:1 cap).

All of our major competitors have indicated that they will seek approval from their shareholders to introduce a 2:1 cap and the Board believes the best commercial solution for RBS would be to have the flexibility on variable compensation which is now emerging as the sector norm. This would also allow RBS to maintain the maximum amount of compensation that could be subject to performance conditions including claw back for conduct issues that may emerge in future.

On 24 April UKFI informed the board that it would vote against any resolution which proposes a 2:1 ratio. In these circumstances, the Board expects that such a resolution would fail and will therefore not be brought to the Annual General Meeting.  HM Treasury has commented that it considers an increase to the cap on variable remuneration cannot be justified whilst RBS has yet to complete its restructuring and remains a majority publicly-owned bank, and notes that as a result of its pay policy RBS will remain a ‘back-marker’  in its overall remuneration compared to other banks.

The Board acknowledges that this outcome creates a commercial and prudential risk which it must try to mitigate within the framework of a 1:1 fixed to variable compensation ratio.

EU financial transaction tax

On 30 April 2014, the European Court rejected a challenge from the UK Government of the initial proposal for the EU financial transaction tax on procedural grounds. A further challenge on substantive grounds may follow, depending on the nature of any subsequent Directive enacted in the future, an announcement on which may be forthcoming after the 6 May 2014 ECOFIN meeting. RBS continues to monitor developments.

Rating agencies

Moody’s Investors Service

On 13 March 2014, Moody’s Investors Service (‘Moody’s’) lowered its credit ratings of RBS Group plc and certain subsidiaries by one notch. The long term ratings of RBS Group plc were lowered to ‘Baa2’ from ‘Baa1’ whilst the long term ratings of RBS plc and National Westminster Bank Plc were lowered to ‘Baa1’ from ‘A3’.  Short term ratings were affirmed as unchanged. Post the review, a negative ratings outlook was assigned.

Notes

12. Other developments (continued)

The ratings of Ulster Bank Ltd and Ulster Bank Ireland Ltd were also impacted by the rating action on the RBS Group. The long term and short term ratings of these entities were lowered by one notch to ‘Baa3’ (long term)/’P-3’ (short term) from ‘Baa2’/’P-2’. A negative outlook was assigned to ratings, in line with the ratings outlook on the RBS Group.

Moody’s rating actions were prompted by their concerns over the RBS Group’s execution risks relating to the effective roll-out of the Group’s strategic plans, their concerns over the impact of restructuring costs on the RBS Group’s profitability and their concern that the RBS Group’s capitalisation is vulnerable to short-term shocks. Despite these short to medium term concerns, Moody’s expects the RBS Group’s capitalisation to improve in the medium to long term as the RBS Group’s recovery plan is progressed. The agency also considers that, if executed according to plan, the RBS Group’s intended restructuring will ultimately be positive for creditors in the medium to long term as it will deliver a more efficient UK-focused bank with lower risk operations.

The long term ratings of subsidiaries, RBS Citizens National Association and Citizens Bank of Pennsylvania were not impacted by the rating action on the RBS Group and the long term ratings of these entities were affirmed as unchanged by Moody’s. Ratings are on a negative outlook.

Fitch Ratings

On 26 March 2014 Fitch Ratings (‘Fitch’) affirmed as unchanged the long term ratings of RBS Group plc and subsidiaries, RBS plc and National Westminster Bank Plc, whilst revising the rating outlooks of these entities to negative from stable. The outlook change was driven by the conclusion of Fitch’s global review of ‘Sovereign Support’ incorporated in Fitch’s bank ratings.

On 27 March 2014 Fitch also revised the rating outlooks of certain RBS Group subsidiaries, including RBS NV, Ulster Bank Ltd and Ulster Bank Ireland Ltd, to negative from stable to align these with the revised ratings outlook of RBS Group plc. RBS Citizens National Association and Citizens Bank of Pennsylvania were not impacted by these rating actions and long term rating outlooks of these entities remain stable.

Standard & Poor’s

On 23 April 2014, Standard & Poor’s (‘S&P’) published a report setting out their views on potential risks for banks and key considerations for rating banks in an independent Scotland.

On 30 April 2014, S&P affirmed as unchanged its ratings on the Group and notable subsidiaries. Negative rating outlooks were maintained.

13. Post balance sheet events

Other than matters referred to in Note 12, there have been no significant events between 31 March 2014 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

Additional information

Share information

	31 March 2014	31 December 2013

Ordinary share price	311.0p	338.1p

Number of ordinary shares in issue	6,241m	6,203m

The following table shows the Group’s issued and fully paid share capital, owners’ equity and indebtedness on an unaudited consolidated basis in accordance with IFRS as at 31 March 2014.

As at 31 March 2014
£m

Share capital - allotted, called up and fully paid
Ordinary shares of £1	6,241
B shares of £0.01	510
Dividend access share of £0.01	_
Non-cumulative preference shares of US$0.01	1
Non-cumulative preference shares of €0.01	_
Non-cumulative preference shares of £1	_

6,752
Retained income and other reserves	53,572

Owners’ equity	60,324

Group indebtedness
Subordinated liabilities	24,139
Debt securities in issue	61,755

Total indebtedness	85,894

Total capitalisation and indebtedness	146,218

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

On 9 May 2014, 32,751,577 new ordinary shares in the company were allotted and issued at a subscription price of 305.3288 pence per share, the gross proceeds being £100 million.

On 1 April 2014 the Group issued $1 billion Senior Notes classified as Debt securities in issue.

Other than as disclosed above, the information contained in the tables above has not changed materially since 31 March 2014.

Additional information

Other financial data

	Quarter ended 31 March 2014(5)	Year ended 31 December
		2013	2012	2011	2010	2009

Return on average total assets (1)	0.46%	(0.7%)	(0.4%)	(0.1%)	(0.1%)	(0.2%)
Return on average ordinary and B shareholders’ equity (2)	8.9%	(14.5%)	(8.9%)	(3.1%)	(0.9%)	(7.4%)
Average owners’ equity as a percentage of average total assets	5.8%	5.6%	5.2%	4.9%	4.6%	2.8%
Ratio of earnings to combined fixed charges and preference share dividends (3,4)
- including interest on deposits	2.26	(0.34)	0.28	0.85	0.95	0.72
- excluding interest on deposits	5.46	(4.51)	(2.99)	(0.37)	0.50	(0.47)
Ratio of earnings to fixed charges only (3,4)
- including interest on deposits	2.40	(0.36)	0.29	0.85	0.97	0.77
- excluding interest on deposits	6.95	(6.04)	(3.81)	(0.37)	0.58	(0.71)

Notes:

(1)	Return on average total assets represents profit/(loss) attributable to ordinary and B shareholders as a percentage of average total assets.
(2)	Return on average ordinary and B shareholders' equity represents (loss)/profit attributable to ordinary and B shareholders expressed as a percentage of average ordinary and B shareholders' equity.
(3)

For this purpose, earnings consist of income before tax and non-controlling interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(4)

The earnings for the years ended 31 December 2013, 2012, 2011, 2010 and 2009, were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the years ended 31 December 2013, 2012, 2011, 2010 and 2009 were £8,641 million, £5,578 million, £1,396 million, £422 million and £4,034 million, respectively. The coverage deficiency for fixed charges only for the years ended 31 December 2013, 2012, 2011, 2010 and 2009 were £8,243 million, £5,277 million, £1,396 million, £298 million and £3,099 million, respectively.

(5)	Based on unaudited numbers.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc

Registrant

/s/ Rajan Kapoor

Rajan Kapoor

Financial Controller

13 May 2014

Appendix 1

Segmental analysis

Appendix 1 Segmental analysis

Segmental analysis

Analysis of divisional operating profit/(loss)

The following tables provide an analysis of divisional operating profit/(loss) by main income statement captions.

RBS Capital Resolution was established on 1 January 2014 by the transfer of capital intensive and higher risk assets from existing divisions. Non-Core was dissolved on 31 December. No business lines moved to RCR and so comparative data has not been restated.

	Net	Non-			Impairment
	interest	interest	Total	Operating	(losses)/	Operating
	income	income	income	expenses	recoveries	profit/(loss)
Quarter ended 31 March 2014	£m	£m	£m	£m	£m	£m

UK Retail	994	246	1,240	(648)	(59)	533
UK Corporate	706	397	1,103	(549)	(63)	491
Wealth	171	103	274	(197)	1	78
International Banking	180	248	428	(308)	(10)	110
Ulster Bank	159	47	206	(142)	(47)	17
US Retail & Commercial	488	229	717	(500)	(73)	144
Markets	48	909	957	(637)	(2)	318
Central items	(40)	95	55	(130)	(1)	(76)

	2,706	2,274	4,980	(3,111)	(254)	1,615
RCR	(8)	81	73	(79)	(108)	(114)

Managed basis	2,698	2,355	5,053	(3,190)	(362)	1,501
Reconciling items:
Own credit adjustments (1)	-	139	139	-	-	139
Integration and restructuring costs	-	-	-	(129)	-	(129)
Gain on redemption of own debt	-	20	20	-	-	20
Strategic disposals	-	191	191	-	-	191
Amortisation of purchased intangible assets	-	-	-	(7)	-	(7)
Write-down of intangible assets	-	-	-	(82)	-	(82)
RFS Holdings minority interest	(3)	13	10	(1)	-	9

Statutory basis	2,695	2,718	5,413	(3,409)	(362)	1,642

Note:

(1)	Comprises £95 million gain included in Income from trading activities and £44 million gain included in Other operating income on a statutory basis.

1

Appendix 1 Segmental analysis

Segmental analysis (continued)
	Net	Non-
	interest	interest	Total	Operating	Impairment	Operating
	income	income	income	expenses	losses	profit/(loss)
Quarter ended 31 December 2013	£m	£m	£m	£m	£m	£m

UK Retail	1,014	253	1,267	(722)	(73)	472
UK Corporate	728	401	1,129	(585)	(659)	(115)
Wealth	174	103	277	(207)	(21)	49
International Banking	173	271	444	(337)	(47)	60
Ulster Bank	169	38	207	(136)	(1,067)	(996)
US Retail & Commercial	479	240	719	(531)	(46)	142
Markets	61	565	626	(553)	(34)	39
Central items	7	(143)	(136)	(37)	(1)	(174)

	2,805	1,728	4,533	(3,108)	(1,948)	(523)
Non-Core	(38)	(555)	(593)	(139)	(3,164)	(3,896)

Managed basis	2,767	1,173	3,940	(3,247)	(5,112)	(4,419)
Reconciling items:
Payment Protection Insurance costs	-	-	-	(465)	-	(465)
Interest Rate Hedging Products redress and related costs	-	-	-	(500)	-	(500)
Regulatory and legal actions	-	-	-	(1,910)	-	(1,910)
Integration and restructuring costs	-	-	-	(180)	-	(180)
Loss on redemption of own debt	-	(29)	(29)	-	-	(29)
Write-down of goodwill	-	-	-	(1,059)	-	(1,059)
Amortisation of purchased intangible assets	-	-	-	(35)	-	(35)
Strategic disposals	-	168	168	-	-	168
Bank levy	-	-	-	(200)	-	(200)
Write-down of other intangible assets	-	-	-	(344)	-	(344)
RFS Holdings minority interest	(3)	(7)	(10)	-	-	(10)

Statutory basis	2,764	1,305	4,069	(7,940)	(5,112)	(8,983)

2

Appendix 1 Segmental analysis

Segmental analysis (continued)
	Net	Non-
	interest	interest	Total	Operating	Impairment	Operating
	income	income	income	expenses	losses	profit/(loss)
Quarter ended 31 March 2013	£m	£m	£m	£m	£m	£m

UK Retail	965	226	1,191	(634)	(80)	477
UK Corporate	706	378	1,084	(541)	(185)	358
Wealth	169	104	273	(212)	(5)	56
International Banking	197	285	482	(333)	(55)	94
Ulster Bank	154	54	208	(132)	(240)	(164)
US Retail & Commercial	471	292	763	(555)	(19)	189
Markets	30	1,010	1,040	(746)	(16)	278
Central items	17	10	27	(63)	-	(36)

	2,709	2,359	5,068	(3,216)	(600)	1,252
Non-Core	(37)	130	93	(165)	(433)	(505)

Managed basis	2,672	2,489	5,161	(3,381)	(1,033)	747
Reconciling items:
Own credit adjustments (1)	-	249	249	-	-	249
Interest Rate Hedging Products redress and related costs	-	-	-	(50)	-	(50)
Integration and restructuring costs	-	-	-	(122)	-	(122)
Loss on redemption of own debt	-	(51)	(51)	-	-	(51)
Amortisation of purchased intangible assets	-	-	-	(41)	-	(41)
Strategic disposals	-	(6)	(6)	-	-	(6)
RFS Holdings minority interest	(2)	101	99	1	-	100

Statutory basis	2,670	2,782	5,452	(3,593)	(1,033)	826

Note:

(1)	Comprises £99 million gain included in Income from trading activities and £150 million gain included in Other operating income on a statutory basis.

3

Appendix 2

Capital and risk management

Appendix 2 Capital and risk management

1

Appendix 2 Capital and risk management

Capital management

Introduction

The Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements, and operates within an agreed risk appetite. The appropriate level of capital is determined based on the dual aims of: (i) meeting minimum regulatory capital requirements; and (ii) ensuring the Group maintains sufficient capital to uphold customer, investor and rating agency confidence in the organisation, thereby supporting the business franchise and funding capacity.

Capital and leverage ratios
	31 March 2014		31 December 2013
	Current basis	Estimated		Estimated
	(transitional	end-point	Transitional	end-point	Basel 2.5
	PRA basis)	(CRR basis)	PRA basis	(CRR basis)	basis
Capital	£bn	£bn	£bn	£bn	£bn

Common Equity Tier 1 capital (1)	39.1	39.1	36.8	36.8	42.2
Tier 1	46.4	39.1	44.3	36.8	50.6
Total	59.9	47.3	58.2	45.5	63.7

RWAs by risk

Credit risk
- non-counterparty	295.2	295.2	317.9	317.9	291.1
- counterparty	41.3	41.3	39.1	39.1	22.3
Market risk	41.0	41.0	30.3	30.3	30.3
Operational risk	36.8	36.8	41.8	41.8	41.8

	414.3	414.3	429.1	429.1	385.5

Risk asset ratios	%	%	%	%	%

Common Equity Tier 1 capital (1)*	9.4	9.4	8.6	8.6	10.9
Tier 1	11.2	9.4	10.3	8.6	13.1
Total	14.5	11.4	13.6	10.6	16.5

	31 March	31 December
	2014	2013
Leverage ratios	%	%

CRR basis	3.7	3.5
Basel III basis	3.6	3.4
BCBS basis	3.6	3.4

* Refer to footnote 3 on page 6 of the main announcement for further information.

Notes:

(1)	Core Tier 1 before 1 January 2014.

2

Appendix 2 Capital and risk management

Key points

●	The Group’s Core Tier 1 ratio on a CRR end-point basis improved from 8.6% to 9.4%* principally driven by retained earnings and continuing RWA reduction.

●	RWA decreases were primarily in RCR and Markets.

●

The improvement in the leverage ratio is predominantly attributable to the higher capital base and a more modest impact from off-balance sheet items, particularly trade finance-related undrawn commitments under the CRR basis.

Capital resources
	31 March 2014		31 December 2013
	Current
	basis	Estimated		Estimated
	(transitional	end-point	Transitional	end-point	Basel 2.5
	PRA basis)	(CRR basis)	PRA basis	(CRR basis)	basis
	£m	£m	£m	£m	£m

Shareholders' equity (excluding non-controlling interests)
Shareholders' equity	60,324	60,324	58,742	58,742	58,742
Preference shares - equity	(4,313)	(4,313)	(4,313)	(4,313)	(4,313)
Other equity instruments	(979)	(979)	(979)	(979)	(979)
	55,032	55,032	53,450	53,450	53,450
Non-controlling interests	-	-	-	-	473

Regulatory adjustments and deductions
Own credit	492	492	601	601	726
Defined benefit pension fund adjustment	(186)	(186)	(172)	(172)	362
Net unrealised available-for-sale (AFS) losses	-	-	-	-	308
Cash flow hedging reserve	(141)	(141)	84	84	84
Other regulatory adjustments	(4)	(4)	(55)	(55)	(103)
Deferred tax assets	(1,829)	(1,829)	(2,260)	(2,260)	-
Prudential valuation adjustments	(781)	(781)	(781)	(781)	-
Goodwill and other intangible assets	(12,428)	(12,428)	(12,368)	(12,368)	(12,368)
50% of expected losses less impairment provisions	(1,092)	(1,092)	(1,731)	(1,731)	(19)
50% of securitisation positions	-	-	-	-	(748)
	(15,969)	(15,969)	(16,682)	(16,682)	(11,758)

Core Tier 1 capital	39,063	39,063	36,768	36,768	42,165

*Refer to footnote 3 on page 6 of the main announcement for further information.

3

Appendix 2 Capital and risk management

Capital resources (continued)
	31 March 2014		31 December 2013
	Current
	basis	Estimated		Estimated
	(transitional	end-point	Transitional	end-point	Basel 2.5
	PRA basis)	(CRR basis)	PRA basis	(CRR basis)	basis
	£m	£m	£m	£m	£m

Other Tier 1 capital
Preference shares - equity	-	-	-	-	4,313
Preference shares - debt	-	-	-	-	911
Innovative/hybrid Tier 1 securities	-	-	-	-	4,207
Qualifying Tier 1 capital and related share premium subject
to phase out from Additional Tier 1 (AT1) capital	5,662	-	5,831	-	-
Qualifying Tier 1 capital included in consolidated AT1
capital issued by subsidiaries and held by third parties	1,722	-	1,749	-	-
	7,384	-	7,580	-	9,431
Tier 1 deductions
50% of material holdings	-	-	-	-	(976)
Tax on expected losses less impairment provisions	-	-	-	-	6
	-	-	-	-	(970)

Total Tier 1 capital	46,447	39,063	44,348	36,768	50,626

Qualifying Tier 2 capital
Undated subordinated debt	-	-	-	-	2,109
Dated subordinated debt - net of amortisation	-	-	-	-	12,436
Qualifying items and related share premium	4,545	3,951	4,431	3,582	-
Qualifying own funds instruments issued by subsidiaries
and held by third parties	8,911	4,249	9,374	5,151	-
Unrealised gains on AFS equity shares	-	-	-	-	114
Collectively assessed impairment provisions	-	-	-	-	395
	13,456	8,200	13,805	8,733	15,054

Tier 2 deductions
50% of securitisation positions	-	-	-	-	(748)
50% of standardised expected losses less impairment provisions	-	-	-	-	(25)
50% of material holdings	-	-	-	-	(976)
	-	-	-	-	(1,749)

Total Tier 2 capital	13,456	8,200	13,805	8,733	13,305

Supervisory deductions
Unconsolidated investments	-	-	-	-	(36)
Other deductions	-	-	-	-	(236)
	-	-	-	-	(272)

Total regulatory capital	59,903	47,263	58,153	45,501	63,659

4

Appendix 2 Capital and risk management

Capital resources (continued)

The table below analyses the movement in CET1 and Tier 2 capital on a CRR basis for the quarter ended 31 March 2014.

	CET1	Tier 2	Total
	£m	£m	£m

At 1 January 2014	36,768	8,733	45,501
Attributable profit net of movements in fair value of own credit	1,086	-	1,086
Share capital and reserve movements in respect of employee share schemes	(75)	-	(75)
Ordinary shares issued	131	-	131
Foreign exchange reserve	(140)	-	(140)
AFS reserves	246	-	246
Increase in goodwill and intangibles	(60)	-	(60)
Deferred tax assets	431	-	431
Excess of expected loss over impairment provisions	639	-	639
Dated subordinated debt issues	-	820	820
Net dated subordinated debt/grandfathered instrument	-	(1,005)	(1,005)
Foreign exchange movement	-	(348)	(348)
Other movements	37	-	37

At 31 March 2014	39,063	8,200	47,263

5

Appendix 2 Capital and risk management

Capital resources (continued)

Notes:

General:

In accordance with the PRA’s Policy Statement PS7/2013 issued in December 2013 on the implementation of CRD IV, all regulatory adjustments and deductions to CET1 have been applied in full (i.e. no transition) with the exception of unrealised gains on AFS securities which will be included from 2015.

CRD IV and Basel III impose an additional minimum CET1 ratio of 4.5% of RWAs. Further, CET1 requirements are imposed through buffers in the CRD. There are three buffers which will affect the Group: the capital conservation buffer set at 2.5% of RWAs; the counter-cyclical capital buffer (up to 2.5% of RWAs) will be calculated as the weighted average of the countercyclical capital buffer rates applied in the countries where the Group has relevant credit exposures; and the highest of Global-Systemically Important Institution (G-SII), Other-Systemically Important Institution (O-SII) or Systemic Risk Buffers set by the supervisory authorities. The Group has been provisionally allocated a G-SII buffer of 1.5%. The regulatory target capital requirements will be phased in through CRR, and are expected to apply in full from 1 January 2019. In the meantime, using national discretion the PRA can apply a top-up. As set out in the PRA’s Supervisory Statement SS3/13, the Group and other major UK banks and building societies are required to maintain a CET1 ratio of 7%, after taking into account certain adjustments set by the PRA.

PRA guidance indicates that from 1 January 2015, the Group must meet at least 56% of its Pillar 2A capital requirement with CET1 capital and the balance with Additional Tier 1 capital. The Pillar 2A capital requirement is the additional capital that the Group must hold, in addition to meeting its Pillar 1 requirements in order to comply with the PRA’s overall financial adequacy rule.

Estimates in relation to full CRR basis, including RWAs, are based on the current interpretation, expectations, and understanding, of the CRR requirements, as well as further regulatory clarity and implementation guidance from the UK and EU authorities. The actual full basis CRR impact may differ from these estimates when the final technical standards are interpreted and adopted.

Capital base:
(1)	Own funds are based on shareholders’ equity extracted from the unaudited condensed consolidated balance sheet disclosed on page ##TCBS of this IMS.
(2)	Includes the nominal value of B shares (£0.5 billion) on the assumption that RBS will be privatised in the future and that they will count as permanent equity in some form by the end of 2017.
(3)

The prudential valuation adjustment (PVA), arising from the application of the prudent valuation requirements to all assets measured at fair value, has been included in full in line with the guidance from the PRA and uses methodology discussed with the PRA pending the issue of the final Regulatory Technical Standards (RTS) by the European Banking Authority. The PVA has been included in impairment provisions in the determination of the deduction from expected losses.

(4)

Where the deductions from AT1 capital exceed AT1 capital, the excess is deducted from CET1 capital. The excess of AT1 deductions over AT1 capital in year one of transition is due to the application of the current rules to the transitional amounts.

(5)

Insignificant investments in equities of other financial entities (net): long cash equity positions are considered to have matched maturity with synthetic short positions if the long position is held for hedging purposes and sufficient liquidity exists in the relevant market. All the trades are managed and monitored together within the equities business.

(6)

Based on our current interpretations of the Commission Delegated Regulation issued in December 2013 on credit risk adjustments, the Group’s standardised latent provision has been reclassified to specific provision and is not included in Tier 2 capital.

Risk-weighted assets:
(1)	Current securitisation positions are shown as risk-weighted at 1,250%.
(2)	RWA uplifts include the impact of credit valuation adjustments and asset valuation correlation on banks and central counterparties.
(3)	RWAs reflect implementation of the full internal model method suite, and include methodology changes that took effect immediately on CRR implementation.
(4)	Non-financial counterparties and sovereigns that meet the eligibility criteria under CRR are exempt from the credit valuation adjustments volatility charges.
(5)	The CRR final text includes a reduction in the risk-weight relating to small and medium-sized enterprises.

6

Appendix 2 Capital and risk management

Leverage ratio

The leverage ratios below are computed using Tier 1 capital per end-point CRR and exposure measure based on:

●	CRR basis: end-point CRR;

●

Basel III basis: The final CRR text as well as the December 2010 Basel III text; further specificity being sourced from the instructions in the July 2012 Quantitative Impact Study and the related Frequently Asked Questions; and

●	BCBS basis: Basel Committee on Banking Supervision (BCBS) proposal issued in January 2014.

	31 March 2014				31 December 2013
Leverage ratio		Tier 1	Leverage			Tier 1	Leverage
	Exposure	capital		Leverage	Exposure	capital		Leverage
	£bn	£bn		%	£bn	£bn		%

CRR basis
Transitional measure	1,053.6	46.4	23x	4.4	1,062.1	44.3	24x	4.2
Full-end point measure	1,053.6	39.1	27x	3.7	1,062.1	36.8	29x	3.5

Basel III basis
Transitional measure	1,089.1	46.4	23x	4.3	1,093.5	44.3	25x	4.1
Full-end point measure	1,089.1	39.1	28x	3.6	1,093.5	36.8	30x	3.4

BCBS basis
Transitional measure	1,083.4	46.4	23x	4.3	1,082.0	44.3	24x	4.1
Full-end point measure	1,083.4	39.1	28x	3.6	1,082.0	36.8	29x	3.4

7

Appendix 2 Capital and risk management

Leverage ratio (continued)
	31 March 2014			31 December 2013
Exposure measure	CRR	Basel III	BCBS	CRR	Basel III	BCBS
	basis (1)	basis (2)	basis (3)	basis (1)	basis (2)	basis (3)
	£bn	£bn	£bn	£bn	£bn	£bn

Cash and balances at central banks	69.6	69.6	69.6	82.7	82.7	82.7
Debt securities	120.7	120.7	120.7	113.6	113.6	113.6
Equity shares	9.8	9.8	9.8	8.8	8.8	8.8
Derivatives	277.3	277.3	277.3	288.0	288.0	288.0
Loans and advances to banks and customers	419.1	419.1	419.1	418.4	418.4	418.4
Reverse repos	78.2	78.2	78.2	76.4	76.4	76.4
Goodwill and other intangible assets	12.4	12.4	12.4	12.4	12.4	12.4
Other assets	34.8	34.8	34.8	24.6	24.6	24.6
Assets of disposal groups	1.9	1.9	1.9	3.0	3.0	3.0

Total assets	1,023.8	1,023.8	1,023.8	1,027.9	1,027.9	1,027.9
Netting of derivatives (2)	(224.3)	(224.3)	(219.4)	(233.8)	(233.8)	(227.3)
SFTs (1)	(37.8)	(9.4)	70.1	(41.5)	(12.0)	59.8
Regulatory deductions and other adjustments (4)	(2.5)	(1.4)	(2.5)	(4.9)	(4.9)	(6.6)
Potential future exposure on derivatives (5)	118.0	117.2	114.3	131.3	130.4	128.0
Undrawn commitments (6)	176.4	183.2	97.1	183.1	185.9	100.2

Leverage exposure measure	1,053.6	1,089.1	1,083.4	1,062.1	1,093.5	1,082.0

Notes:

(1)

In the CRR calculation, the balance sheet value is replaced with the related regulatory exposure value which has netting of both cash positions and related collateral of securities financing transactions (SFTs).

(2)

Under the Basel III view, the balance sheet value is reduced for allowable netting under the Basel II framework (excluding cross-product netting) which mainly relates to cash positions under a master netting agreement. In the BCBS calculation.

(3)

The January 2014 BCBS proposal permits some limited netting for margin received against replacement cost for derivatives, more restrictive netting for SFT, but possible future benefit for trades against qualifying central counterparties. The notional of protection sold through credit derivatives are included in the exposure measure, offset by longer dated protection bought on the same contracts. Trade finance has benefited through alignment of exposure with credit conversion factors.

(4)

Regulatory deductions: to ensure consistency between the leverage ratio numerator and the denominator, regulatory items that are deducted from capital are also deducted from the leverage exposure measure.

(5)

Potential future exposure (PFE) on derivatives: the regulatory add-on which is calculated by assigning percentages based on the type of instrument and the residual maturity of the contract to the nominal amounts or underlying values of derivative contracts. In the Basel III calculation, qualifying credit derivatives sold are capped to the unpaid premiums which is not applied under CRR. The element of PFE relating to credit derivatives sold is removed under BCBS and replaced with the credit derivative notionals on protection sold per note (1).

(6)

Undrawn commitments represent regulatory add-ons relating to off-balance sheet undrawn commitments based on a 10% credit conversion factor for unconditionally cancellable commitments and 100% of other commitments.

8

Appendix 2 Capital and risk management

Liquidity and funding risk

Liquidity and funding risk is the risk that the Group is unable to meet its financial obligations, including financing wholesale maturities or customer deposit withdrawals, as and when they fall due. The risk arises through the maturity transformation role that banks play. It is dependent on company specific factors such as maturity profile, composition of sources and uses of funding, the quality and size of the liquidity portfolio as well as broader factors, such as wholesale market conditions alongside depositor and investor behaviour. For a description of the liquidity and funding risk framework, governance and basis of preparation refer to the 2013 Annual Report on Form 20-F  - Risk and balance sheet management section.

Overview

•	The liquidity position remains strong: the liquidity portfolio of £131 billion at 31 March 2014 continues to cover short-term wholesale funding (STWF) by more than four times.

•

Liquid assets declined by £15 billion reflecting repricing and the consequential outflow of deposits with low liquidity value. These deposits are typically from sophisticated financial institution counterparties which require a high level of liquid assets to be held to mitigate the high risk of outflows under a stress.

•	The loan:deposit ratio increased 300 basis points to 97% from 94% at 31 December 2013 reflecting the bank’s continued focus on reducing excess funding.

•

The ratio of customer deposits to total funding improved slightly to 76% from 75% at 31 December 2013. Wholesale funding profile remained broadly stable with STWF excluding derivative collateral reducing marginally to £31 billion.

Liquidity portfolio

The table below analyses the Group’s liquidity portfolio by product, liquidity value and carrying value. Liquidity value is lower than carrying value as it is stated after the discounts applied by the Bank of England and other central banks to instruments, within the secondary liquidity portfolio, eligible for discounting.

	Liquidity value
	Period end		Average
	31 March	31 December	Q1	Q4
	2014	2013	2014	2013
	£m	£m	£m	£m

Cash and balances at central banks	62,847	74,362	65,472	76,242
Central and local government bonds	14,549	15,607	14,422	16,495
Treasury bills	-	-	-	6

Primary liquidity	77,396	89,969	79,894	92,743
Secondary liquidity (1)	53,418	56,097	54,551	56,869

Total liquidity value	130,814	146,066	134,445	149,612

Total carrying value	167,685	184,233

Note:

(1)	Includes assets eligible for discounting at the Bank of England and other central banks.

9

Appendix 2 Capital and risk management

Liquidity and funding risk (continued)

Funding metrics

The table below summarises the Group’s funding metrics.

	Short-term wholesale		Total wholesale		Net inter-bank
	funding (1)		funding		funding (2)
	Excluding	Including	Excluding	Including	Deposits	Loans (3)	Net
	derivative	derivative	derivative	derivative			inter-bank
	collateral	collateral	collateral	collateral			funding
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

31 March 2014	31.0	50.8	101.5	121.3	15.6	(18.1)	(2.5)
31 December 2013	32.4	51.5	108.1	127.2	16.2	(17.3)	(1.1)
30 September 2013	34.6	55.1	113.6	134.1	18.1	(16.6)	1.5
30 June 2013	36.7	58.9	129.4	151.5	23.1	(17.1)	6.0
31 March 2013	43.0	70.9	147.2	175.1	26.6	(18.7)	7.9

Notes:

(1)	Short-term wholesale funding is funding with a residual maturity of less than one year.
(2)	Excludes derivative cash collateral.
(3)	Principally short-term balances.

Funding sources
The table below shows the Group’s principal funding sources excluding repurchase agreements.

	31 March 2014			31 December 2013
	Short-term	Long-term		Short-term	Long-term
	less than	more than	Total	less than	more than	Total
	1 year	1 year		1 year	1 year
	£m	£m	£m	£m	£m	£m

Deposits by banks
derivative cash collateral	19,757	-	19,757	19,086	-	19,086
other deposits	14,055	1,559	15,614	14,553	1,690	16,243

	33,812	1,559	35,371	33,639	1,690	35,329
Debt securities in issue
commercial paper	1,104	-	1,104	1,583	-	1,583
certificates of deposit	1,500	52	1,552	2,212	65	2,277
medium-term notes	9,729	33,137	42,866	10,385	36,779	47,164
covered bonds	1,762	7,196	8,958	1,853	7,188	9,041
securitisations	512	6,763	7,275	514	7,240	7,754

	14,607	47,148	61,755	16,547	51,272	67,819
Subordinated liabilities	2,346	21,793	24,139	1,350	22,662	24,012

Notes issued	16,953	68,941	85,894	17,897	73,934	91,831

Wholesale funding	50,765	70,500	121,265	51,536	75,624	127,160

Customer deposits
derivative cash collateral (1)	6,747	-	6,747	7,082	-	7,082
financial institution deposits	43,633	1,870	45,503	44,621	2,265	46,886
personal deposits	183,427	7,213	190,640	183,799	8,115	191,914
corporate deposits	157,177	4,349	161,526	167,100	4,687	171,787

Total customer deposits	390,984	13,432	404,416	402,602	15,067	417,669

Total funding	441,749	83,932	525,681	454,138	90,691	544,829

Note:

(1)	Cash collateral includes £6,094 million (31 December 2013 - £6,720 million) from financial institutions.

10

Appendix 2 Capital and risk management

Credit risk

Credit risk is the risk of financial loss due to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts. The quantum and nature of credit risk assumed across the Group’s different businesses vary considerably, while the overall credit risk outcome usually exhibits a high degree of correlation with the macroeconomic environment.

Loans and related credit metrics

The tables below analyse gross loans and advances (excluding reverse repos) and the related credit metrics by division. Refer to the Group’s 2013 Form 20-F for a description of methodology relating to REIL and provisions.

					Credit metrics
	Gross loans to		REIL	Provisions	REIL as a %
					of gross	Provisions
					loans to	as a %	Impairment	Amounts
	Banks	Customers			customers	of REIL	charge	written-off
31 March 2014	£m	£m	£m	£m	%	%	£m	£m

UK Retail	1,014	113,849	3,336	1,937	2.9	58	59	219
UK Corporate	913	103,189	4,602	2,272	4.5	49	63	109
Wealth	1,566	16,750	260	118	1.6	45	(1)	1
International Banking	7,869	38,631	10	130	-	nm	11	-
Ulster Bank	1,715	26,646	4,728	3,390	17.7	72	47	15
US Retail & Commercial	225	53,235	1,317	536	2.5	41	73	77
Markets	12,132	24,837	97	78	0.4	80	2	-
Other	2,206	5,394	1	64	-	nm	-	-

	27,640	382,531	14,351	8,525	3.8	59	254	421
RCR	739	34,043	23,002	15,719	67.6	68	106	792

Group	28,379	416,574	37,353	24,244	9.0	65	360	1,213
					Credit metrics
					REIL as a %
					of gross	Provisions	Quarter ended
	Gross loans to				loans to	as a %	Impairment	Of which	Amounts
	Banks	Customers	REIL	Provisions	customers	of REIL	charge	RCR (1)	written-off
31 December 2013	£m	£m	£m	£m	%	%	£m	£m	£m

UK Retail	760	113,152	3,566	2,106	3.2	59	68	-	206
UK Corporate	701	102,547	6,226	2,833	6.1	46	659	410	169
Wealth	1,531	16,764	277	120	1.7	43	21	-	-
International Banking	7,971	35,993	470	325	1.3	69	37	52	42
Ulster Bank	591	31,446	8,466	5,378	26.9	64	1,067	692	123
US Retail & Commercial	406	50,551	1,034	272	2.0	26	46	-	67
Markets	12,579	25,455	338	286	1.3	85	25	18	-
Other	2,670	5,126	1	66	-	nm	1	-	-

	27,209	381,034	20,378	11,386	5.3	56	1,924	1,372	607
Non-Core	431	36,718	19,014	13,839	51.8	73	3,207	3,118	586

Group	27,640	417,752	39,392	25,225	9.4	64	5,131	4,290	1,193

Note:

(1)	Pertaining to the creation of RCR and the related change of strategy.

11

Appendix 2 Capital and risk management

Credit risk (continued)

Loans and related credit metrics (continued)

Key points

•

Gross loans and advances to customers decreased by £1.2 billion to £416.6 billion. Adjusting for transfers to RCR and from Non-Core underlying loan growth improved, driven by strong mortgage lending in UK Retail, up £1.2 billion to £100.5 billion, and increased volumes in International Banking and US Retail & Commercial, with UK Corporate returning to modest net loan growth. This was offset primarily by disposals and run-off of RCR loans.

•	Commercial real estate (CRE) lending net of provisions decreased by £1.3 billion in the quarter to £38.1 billion. Provision coverage on CRE REIL was 65% compared with 66% at 31 December 2013.

•

The impairment charge of £360 million was significantly lower than the Q4 2013 charge of £841 million, excluding the RCR related impact, with improving trends in the UK retail and commercial businesses. The RCR charge of £106 million mainly related to CRE.

•	Write-offs in the quarter of £1.2 billion included £0.8 billion in RCR.

•

REIL decreased by £2.0 billion to £37.3 billion and represented 8.9% of loans as write-offs and repayments outpaced new defaulting balances, particularly within RCR (£1.1 billion). Excluding the impact of the RCR-creation related asset transfers, the decreases were in UK Corporate (£0.5 billion), UK Retail (£0.3 billion) and International Banking (£0.2 billion).

•	Provisions decreased by £1.0 billion mainly due to single name write-offs in RCR (£0.7 billion). Provision coverage increased slightly to 65% (31 December 2013 - 64%).

12

Appendix 2 Capital and risk management

Credit risk (continued)

Loans and related credit metrics: Loans, REIL, provisions and impairments

The tables below analyse gross loans and advances to banks and customers (excluding reverse repos) and related credit metrics by sector and geography (by location of lending office) for the Group.

					Credit metrics
	31 March 2014				REIL as a	Provisions	Provisions
		Gross			% of gross	as a %	as a % of	Impairment	Amounts
		loans	REIL	Provisions	loans	of REIL	gross loans	charge	written-off
		£m	£m	£m	%	%	%	£m	£m

	Central and local government	8,588	4	2	-	50	-	-	-
	Finance	35,636	525	287	1.5	55	0.8	(3)	-
Personal	- mortgages	148,401	5,955	1,741	4.0	29	1.2	16	59
	- unsecured	28,411	2,231	1,765	7.9	79	6.2	106	255
	Property	59,957	19,390	12,570	32.3	65	21.0	78	574
	Construction	6,501	1,327	787	20.4	59	12.1	36	22
	Manufacturing	21,944	678	520	3.1	77	2.4	(21)	31
	Finance leases (1)	13,442	248	175	1.8	71	1.3	-	15
	Retail, wholesale and repairs	20,012	1,216	781	6.1	64	3.9	31	28
	Transport and storage	15,990	1,362	642	8.5	47	4.0	24	11
	Health, education and leisure	15,678	1,182	685	7.5	58	4.4	16	18
	Hotels and restaurants	6,963	1,402	832	20.1	59	11.9	33	8
	Utilities	5,204	124	77	2.4	62	1.5	-	-
	Other	29,847	1,635	1,234	5.5	75	4.1	(35)	192
	Latent	-	-	2,084	-	-	-	79	-

		416,574	37,279	24,182	8.9	65	5.8	360	1,213

	of which:
	UK
	- residential mortgages	111,089	1,823	306	1.6	17	0.3	7	13
	- personal lending	17,228	1,883	1,568	10.9	83	9.1	67	216
	- property	42,181	8,811	4,840	20.9	55	11.5	58	466
	- construction	4,809	939	528	19.5	56	11.0	28	17
	- other	110,854	4,130	2,932	3.7	71	2.6	71	252
	Europe
	- residential mortgages	17,264	3,159	1,269	18.3	40	7.4	(15)	5
	- personal lending	1,091	135	125	12.4	93	11.5	3	6
	- property	12,579	10,480	7,687	83.3	73	61.1	24	104
	- construction	1,340	346	227	25.8	66	16.9	8	5
	- other	22,370	3,766	3,592	16.8	95	16.1	54	48
	US
	- residential mortgages	19,688	956	162	4.9	17	0.8	24	41
	- personal lending	9,001	196	55	2.2	28	0.6	36	33
	- property	4,590	74	18	1.6	24	0.4	(4)	1
	- construction	326	34	24	10.4	71	7.4	-	-
	- other	28,716	191	599	0.7	314	2.1	8	2
	RoW
	- residential mortgages	360	17	4	4.7	24	1.1	-	-
	- personal lending	1,091	17	17	1.6	100	1.6	-	-
	- property	607	25	25	4.1	100	4.1	-	3
	- construction	26	8	8	30.8	100	30.8	-	-
	- other	11,364	289	196	2.5	68	1.7	(9)	1

		416,574	37,279	24,182	8.9	65	5.8	360	1,213

	Banks	28,379	74	62	0.3	84	0.2	-	-

Note:

(1)	Includes instalment credit.

13

Appendix 2 Capital and risk management

Credit risk (continued)

Loans and related credit metrics: Loans, REIL, provisions and impairments (continued)

					Credit metrics
	31 December 2013				REIL as a	Provisions	Provisions	Quarter ended
		Gross			% of gross	as a %	as a % of	Impairment	Amounts
		loans	REIL	Provisions	loans	of REIL	gross loans	charge	written-off
		£m	£m	£m	%	%	%	£m	£m
	Central and local government	8,643	2	2	-	100	-	2	-
	Finance	35,948	593	292	1.6	49	0.8	37	60
Personal	- mortgages	148,533	6,025	1,799	4.1	30	1.2	69	122
	- unsecured	28,160	2,417	1,909	8.6	79	6.8	59	195
	Property	62,292	20,283	13,189	32.6	65	21.2	3,590	566
	Construction	6,331	1,334	774	21.1	58	12.2	151	38
	Manufacturing	21,377	742	559	3.5	75	2.6	100	20
	Finance leases (1)	13,587	263	190	1.9	72	1.4	14	18
	Retail, wholesale and repairs	19,574	1,187	783	6.1	66	4.0	157	23
	Transport and storage	16,697	1,491	635	8.9	43	3.8	392	75
	Health, education and leisure	16,084	1,324	756	8.2	57	4.7	165	46
	Hotels and restaurants	6,942	1,427	812	20.6	57	11.7	238	86
	Utilities	4,960	131	80	2.6	61	1.6	(5)	22
	Other	28,624	2,103	1,370	7.3	65	4.8	341	(78)
	Latent	-	-	2,012	-	-	-	(173)	-

		417,752	39,322	25,162	9.4	64	6.0	5,137	1,193

	of which:
	UK
	- residential mortgages	110,515	1,900	319	1.7	17	0.3	(18)	67
	- personal lending	17,098	2,052	1,718	12.0	84	10.0	18	151
	- property	44,252	9,797	5,190	22.1	53	11.7	1,221	209
	- construction	4,691	941	515	20.1	55	11.0	75	38
	- other	110,466	4,684	3,202	4.2	68	2.9	869	104
	Europe
	- residential mortgages	17,540	3,155	1,303	18.0	41	7.4	18	12
	- personal lending	1,267	141	129	11.1	91	10.2	3	6
	- property	13,177	10,372	7,951	78.7	77	60.3	2,376	343
	- construction	979	351	227	35.9	65	23.2	58	-
	- other	22,620	4,057	3,498	17.9	86	15.5	379	45
	US
	- residential mortgages	19,901	951	173	4.8	18	0.9	71	42
	- personal lending	8,722	207	45	2.4	22	0.5	21	36
	- property	4,279	85	19	2.0	22	0.4	(5)	6
	- construction	313	34	24	10.9	71	7.7	18	-
	- other	27,887	198	589	0.7	297	2.1	(2)	67
	RoW
	- residential mortgages	577	19	4	3.3	21	0.7	(2)	1
	- personal lending	1,073	17	17	1.6	100	1.6	17	2
	- property	584	29	29	5.0	100	5.0	(2)	8
	- construction	348	8	8	2.3	100	2.3	-	-
	- other	11,463	324	202	2.8	62	1.8	22	56

		417,752	39,322	25,162	9.4	64	6.0	5,137	1,193

	Banks	27,640	70	63	0.3	90	0.2	(6)	-

Note:

(1)	Includes instalment credit.

14

Appendix 2 Capital and risk management

Credit risk (continued)

Debt securities

The table below analyses debt securities by issuer and IFRS measurement classifications. US central and local government includes US federal agencies. Financial institutions includes US government sponsored agencies and securitisation entities, the latter principally relating to asset-backed securities (ABS).

	Central and local government			Banks	Other	Corporate	Total
					financial			Of which
	UK	US	Other		institutions			ABS
31 March 2014	£m	£m	£m	£m	£m	£m	£m	£m

Held-for-trading (HFT)	6,289	10,251	31,297	1,955	11,017	2,145	62,954	8,215
Designated as at fair value	-	-	108	1	18	-	127	15
Available-for-sale (AFS)	3,806	11,937	10,502	5,115	18,024	166	49,550	25,100
Loans and receivables	-	-	-	116	3,302	153	3,571	3,186
Held-to-maturity (HTM)	4,535	-	-	-	-	-	4,535	-

Long positions	14,630	22,188	41,907	7,187	32,361	2,464	120,737	36,516

Of which US agencies	-	5,892	-	-	13,318	-	19,210	18,399

Short positions (HFT)	(3,663)	(11,115)	(19,160)	(823)	(1,240)	(1,213)	(37,214)	(6)

Available-for-sale
Gross unrealised gains	140	357	508	76	427	12	1,520	502
Gross unrealised losses	(15)	(137)	(7)	(156)	(356)	-	(671)	(629)

31 December 2013

Held-for-trading	6,764	10,951	22,818	1,720	12,406	1,947	56,606	10,674
Designated as at fair value	-	-	104	-	17	1	122	15
Available-for-sale	6,436	12,880	10,303	5,974	17,330	184	53,107	24,174
Loans and receivables	10	1	-	175	3,466	136	3,788	3,423

Long positions	13,210	23,832	33,225	7,869	33,219	2,268	113,623	38,286

Of which US agencies	-	5,599	-	-	13,132	-	18,731	18,048

Short positions (HFT)	(1,784)	(6,790)	(16,087)	(889)	(1,387)	(826)	(27,763)	(36)

Available-for-sale
Gross unrealised gains	201	428	445	70	386	11	1,541	458
Gross unrealised losses	(69)	(86)	(32)	(205)	(493)	(2)	(887)	(753)

15

Appendix 2 Capital and risk management

Credit risk (continued)

Key points

•

HFT: Holdings of UK and US government bonds, and ABS decreased, reflecting sales and continued focus on balance sheet reduction and capital management in Markets. The increase in other government bonds primarily reflected higher seasonal market activity in bond auctions compared with the year end. The increase in short positions in UK and US government bonds was driven by market conditions and customer demand, while that in other government reflected hedging of higher long positions.

•

AFS: Government securities decreased by £3.4 billion. The decreases in UK and US government bonds reflected net disposals as gains were realised, as well as transfers of UK government bonds to HTM in Treasury. Holdings in bank issuances fell by £0.9 billion due to maturities and disposals. The increase in financial institution securities of £0.7 billion was primarily due to a build up of ABS in US Retail & Commercial, partially offset by disposals in Treasury as risk exposure was reduced.

•	HTM: UK Government bonds in Treasury liquidity portfolio increased by £4.5 billion following transfers from AFS and purchases.

•

AFS gross unrealised gains and losses: The UK and US government decreases in unrealised gains reflect exposure reductions. The increases in bank and other financial institutions reflect maturities, disposals and market movements.

16

Appendix 2 Capital and risk management

Credit risk (continued)

Derivatives

The table below analyses the Group’s derivatives by type of contract. Master netting arrangements and collateral shown below do not result in a net presentation on the balance sheet under IFRS.

	31 March 2014			31 December 2013
	Notional (1)	Assets	Liabilities	Notional (1)	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m

Interest rate (2)	32,950	218,164	208,837	35,589	218,041	208,698
Exchange rate	4,943	52,236	56,122	4,555	61,923	65,749
Credit	234	4,425	4,604	253	5,306	5,388
Equity and commodity	76	2,469	4,943	81	2,770	5,692

		277,294	274,506		288,040	285,527
Counterparty mtm netting		(232,286)	(232,286)		(242,836)	(242,836)
Cash collateral		(24,292)	(18,730)		(24,288)	(20,429)
Securities collateral		(5,326)	(6,985)		(5,990)	(5,202)

Uncollateralised derivatives		15,390	16,505		14,926	17,060

Notes:

(1)

Includes exchange traded contracts of £2,736 billion (31 December 2013 - £2,298 billion) principally interest rate. Trades are margined daily hence carrying values were insignificant: assets - £16 million (31 December 2013 - £69 million) and liabilities - £216 million (31 December 2013 - £299 million).

(2)

Interest rate notional includes £19,667 billion (31 December 2013 - £22,563 billion) in respect of contracts with central clearing counterparties to the extent related assets and liabilities are offset.

Key points

•	Uncollateralised derivatives remained broadly stable.

•

Interest rate contracts: fair value remained broadly stable as the decrease due to the impact of currency retranslation and trade compression cycles was offset by the downward shift in yields, as Markets is materially positioned to pay floating and receive fixed. The decrease in notionals reflected increased participation in trade compression cycles.

•	Exchange rate, and equity and commodity contracts: Fair value decreased primarily due to the strengthening of sterling against the US dollar and euro.

•	Credit derivatives: The impact of trade compression cycles resulted in a significant decrease in fair values and notionals.

17

Appendix 2 Capital and risk management

Market risk

Market risk is the risk of losses arising from fluctuations in interest rates, credit spreads, foreign currency rates, equity prices, commodity prices and other factors, such as market volatilities, that may lead to a reduction in earnings, economic value or both. For a description of the Group’s basis of measurement, methodologies, value-at-risk (VaR) limitations and distinction between internal and regulatory VaR, refer to pages 313 to 335 of the Group’s 2013 Form 20-F.

Trading VaR

The table below analyses the internal VaR for the Group’s trading portfolios segregated by type of market risk exposure, and between Markets, RCR and Non-Core.

	Quarter ended
	31 March 2014				31 December 2013				31 March 2013
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading VaR (1-day 99%)	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	19.1	14.0	39.8	10.9	32.3	44.1	44.1	19.1	47.7	38.9	78.2	35.4
Credit spread	31.4	25.6	42.8	24.1	40.5	37.3	48.4	33.3	76.3	70.8	86.8	69.8
Currency	6.4	3.7	8.5	3.7	5.9	6.5	9.6	3.6	10.5	13.0	20.6	4.6
Equity	3.8	4.5	6.0	2.7	4.3	4.1	12.6	3.2	6.8	8.5	11.6	4.2
Commodity	0.5	0.4	0.8	0.3	0.7	0.5	2.5	0.4	1.5	2.6	3.7	0.9
Diversification (1)		(21.1)				(23.7)				(40.1)

Total	36.3	27.1	58.2	25.8	58.6	68.8	69.7	42.1	106.9	93.7	118.8	88.4

Markets	32.4	23.6	48.8	22.6	44.1	52.4	54.4	35.6	89.8	77.3	104.6	74.7
RCR (2)	8.0	7.5	16.2	3.5	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Non-Core	n/a	n/a	n/a	n/a	15.7	15.2	17.7	14.9	22.0	20.3	24.9	18.1

Notes:

(1)

The Group benefits from diversification as it reduces risk by allocating positions across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

(2)	The detailed RCR perimeter was not finalised at the start of the year. As average, maximum and minimum VaR are measures that require daily data, they have been prepared on a best efforts basis.

Key points

•	The period end and average total VaR were lower in Q1 2014 compared with Q4 2013, driven by reductions in both credit spread and interest rate VaR.
•

The reduction in credit spread VaR was driven by risk reduction as well as CVA and FVA coming into the scope of the internal VaR measure in early February 2014. Previously, only associated hedges were included. This approach reflects a more comprehensive economic view of the risk.

•	The reduction in interest rate VaR was driven by de-risking and repositioning in the Rates business in Markets during January 2014.

18

Appendix 2 Capital and risk management

Market risk (continued)

Capital charges

Following the implementation of CRD IV on 1 January 2014, credit hedges eligible for CVA are no longer included in the modelled market risk capital charges, namely VaR, stressed VaR and the incremental risk charge. Such hedges are now included in the CVA capital charge, which forms part of the capital calculation for counterparty credit risk.

Contributors of the Pillar 1 model based position risk requirements (PRR) are presented below.

	CRR	Basel 2.5
	31 March	31 December
	2014	2013
	£m	£m

Value-at-risk	367	576
Stressed VaR	856	841
Incremental risk charge	420	443
All price risk	5	8
Risk not in VaR (RNIV)	456	218

Total	2,104	2,086

Key points

•	Overall, the Pillar 1 model based PRR was stable during the quarter at £2.1 billion as the decrease in the VaR-based capital charge was offset by an increase in the RNIV based charge.

•	The decrease in the VaR charge was primarily driven by the removal of the CVA eligible hedges as noted above.

•	The RNIV charge increased as, following an agreement with the PRA, the materiality threshold previously in place was removed and all RNIVs are now capitalised.

19

Appendix 3

Inter-segmental transfers

Appendix 3 Inter-segmental transfers

Inter-segmental transfers at 1 January 2014

The tables below summarise the inter-segmental transfers underlying the creation of RCR and the cessation of Non-Core by donating division. RWAs, capital deductions and RWAe are on an end point CRR basis.

	Creation of RCR				Cessation of Non-Core
	Transfers	Transfers				Transfers
	from	from other	Total			from other	Transfers
	Non-Core	businesses	RCR		Non-Core	businesses	to RCR
Funded assets	£bn	£bn	£bn	Funded assets	£bn	£bn	£bn

Ulster Bank	2.3	2.5	4.8	Ulster Bank	2.4	(0.1)	(2.3)
UK Corporate	1.0	5.3	6.3	UK Corporate	6.4	(5.4)	(1.0)
International Banking	10.8	2.2	13.0	International Banking	14.3	(3.5)	(10.8)
Markets	2.1	2.7	4.8	Markets	2.8	(0.7)	(2.1)
				US Retail & Commercial	2.1	(2.1)	-

Total	16.2	12.7	28.9	Total	28.0	(11.8)	(16.2)

	Transfers	Transfers				Transfers
	from	from other	Total			from other	Transfers
	Non-Core	businesses	RCR		Non-Core	businesses	to RCR
RWAs	£bn	£bn	£bn	RWAs	£bn	£bn	£bn

Ulster Bank	1.2	2.1	3.3	Ulster Bank	1.4	(0.2)	(1.2)
UK Corporate	1.6	8.0	9.6	UK Corporate	7.0	(5.4)	(1.6)
International Banking	16.0	4.3	20.3	International Banking	17.5	(1.5)	(16.0)
Markets	4.9	8.6	13.5	Markets	6.3	(1.4)	(4.9)
				US Retail & Commercial	2.0	(2.0)	-

Total	23.7	23.0	46.7	Total	34.2	(10.5)	(23.7)

	Transfers	Transfers				Transfers
	from	from other	Total			from other	Transfers
	Non-Core	businesses	RCR		Non-Core	businesses	to RCR
Capital deduction	£m	£m	£m	Capital deduction	£m	£m	£m

Ulster Bank	(54)	613	559	Ulster Bank	(54)	-	54
UK Corporate	16	353	369	UK Corporate	16	-	(16)
International Banking	286	201	487	International Banking	286	-	(286)
Markets	(5)	422	417	Markets	(5)	-	5

Total	243	1,589	1,832	Total	243	-	(243)

	Transfers	Transfers				Transfers
	from	from other	Total			from other	Transfers
	Non-Core	businesses	RCR		Non-Core	businesses	to RCR
RWAe	£bn	£bn	£bn	RWAe	£bn	£bn	£bn

Ulster Bank	0.7	8.2	8.9	Ulster Bank	0.8	(0.1)	(0.7)
UK Corporate	1.8	11.5	13.3	UK Corporate	7.2	(5.4)	(1.8)
International Banking	18.9	6.3	25.2	International Banking	20.4	(1.5)	(18.9)
Markets	4.8	12.8	17.6	Markets	6.2	(1.4)	(4.8)
				US Retail & Commercial	2.0	(2.0)	-

Total	26.2	38.8	65.0	Total	36.6	(10.4)	(26.2)

1